SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September  30, 2024 and Comparative Information (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September 30, 2024 and Comparative Information (Unaudited) (AR$).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

Item 1

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts expressed in millions of United States dollars)

	Notes	September 30, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	407	367
Property, plant and equipment	9	18,102	17,712
Right-of-use assets	10	551	631
Investments in associates and joint ventures	11	1,858	1,676
Deferred income tax assets, net	18	67	18
Other receivables	13	290	158
Trade receivables	14	31	31
Investments in financial assets	15	-	8

Total non-current assets		21,306	20,601

Current assets
Assets held for sale	9	2,072	-
Inventories	12	1,713	1,683
Contract assets	25	38	10
Other receivables	13	498	381
Trade receivables	14	1,936	973
Investments in financial assets	15	318	264
Cash and cash equivalents	16	877	1,123

Total current assets		7,452	4,434

TOTAL ASSETS		28,758	25,035

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,504	4,504
Retained earnings		7,422	4,445

Shareholders’ equity attributable to shareholders of the parent company		11,926	8,949

Non-controlling interest		209	102

TOTAL SHAREHOLDERS’ EQUITY		12,135	9,051

LIABILITIES
Non-current liabilities
Provisions	17	756	2,660
Contract liabilities	25	31	34
Deferred income tax liabilities, net	18	92	1,242
Income tax liability		3	4
Salaries and social security	20	8	-
Lease liabilities	21	290	325
Loans	22	6,869	6,682
Other liabilities	23	71	112
Accounts payable	24	6	5

Total non-current liabilities		8,126	11,064

Current liabilities
Liabilities directly associated with assets held for sale	9	2,204	-
Provisions	17	186	181
Contract liabilities	25	77	69
Income tax liability		93	31
Taxes payable	19	260	139
Salaries and social security	20	389	210
Lease liabilities	21	296	341
Loans	22	1,832	1,508
Other liabilities	23	181	122
Accounts payable	24	2,979	2,319

Total current liabilities		8,497	4,920

TOTAL LIABILITIES		16,623	15,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		28,758	25,035

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
Net income	Notes	2024	2023	2024	2023

Revenues	25	14,542	13,117	5,297	4,504
Costs	26	(10,154)	(10,497)	(3,678)	(3,689)

Gross profit		4,388	2,620	1,619	815

Selling expenses	27	(1,596)	(1,385)	(552)	(483)
Administrative expenses	27	(575)	(518)	(224)	(194)
Exploration expenses	27	(131)	(42)	(20)	(16)
Impairment of property, plant and equipment and inventories write-down	9-12	(26)	(506)	(21)	(506)
Other net operating results	28	(50)	-	(48)	(3)

Operating profit / (loss)		2,010	169	754	(387)

Income from equity interests in associates and joint ventures	11	263	227	107	44

Financial income	29	87	230	19	104
Financial costs	29	(911)	(893)	(267)	(319)
Other financial results	29	241	1,011	85	421

Net financial results	29	(583)	348	(163)	206

Net profit / (loss) before income tax		1,690	744	698	(137)

Income tax	18	987	(160)	787	-

Net profit / (loss) for the period		2,677	584	1,485	(137)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(78)	(288)	(22)	(97)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		485	274	69	73

Other comprehensive income for the period		407	(14)	47	(24)

Total comprehensive income for the period		3,084	570	1,532	(161)

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		2,638	548	1,470	(128)
Non-controlling interest		39	36	15	(9)
Other comprehensive income for the period attributable to:
Shareholders of the parent company		339	(17)	40	(24)
Non-controlling interest		68	3	7	-
Total comprehensive income for the period attributable to:
Shareholders of the parent company		2,977	531	1,510	(152)
Non-controlling interest		107	39	22	(9)
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	6.73	1.40	3.75	(0.33)

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	5	-	-	-	5
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,922	11	1	(28)	(42)	640	4,504

	Retained earnings (4)						Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)	(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-	-	5	-	5
Settlement of share-based benefit plans	-	-	-	-	-	-	(5)	-	(5)
Reversal of reserves and absorption of accumulated losses (5)	-	(226)	(5,325)	(35)	-	5,586	-	-	-
Constitution of reserves (5)	-	-	4,236	36	-	(4,272)	-	-	-
Other comprehensive income	-	-	-	-	339	-	339	68	407
Net profit for the period	-	-	-	-	-	2,638	2,638	39	2,677

Balance at the end of the period	787	-	4,236	36	(345)	2,708	11,926	209	12,135

(1)

Includes (1,951) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,606 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 70 restricted to the distribution of retained earnings as of September 30, 2024, and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 26, 2024.

.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (cont.)

(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2023
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	18	2	(30)	(38)	640	4,507
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Settlement of share-based benefit plans	4	(4)	(3)	-	(2)	-	(5)
Constitution of reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,919	14	1	(30)	(40)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(494)		5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2	-	2
Settlement of share-based benefit plans	-	-	-	-	-		-	(5)	-	(5)
Constitution of reserves (5)	-	226	5,326	35	-		(5,587)	-	-	-
Other comprehensive income	-	-	-	-	(17)		-	(17)	3	(14)
Net profit for the period	-	-	-	-	-		548	548	36	584

Balance at the end of the period	787	226	5,326	35	(511)	(1)	615	10,982	137	11,119

(1)

Includes (1,719) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,208 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 70 and 68 restricted to the distribution of retained earnings as of September 30, 2023, and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 28, 2023.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities
Net profit	2,677	584
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(263)	(227)
Depreciation of property, plant and equipment	1,732	2,298
Amortization of intangible assets	31	30
Depreciation of right-of-use assets	201	165
Retirement of property, plant and equipment and intangible assets and consumption of materials	388	271
Charge on income tax	(987)	160
Net increase in provisions	522	308
Impairment of property, plant and equipment and inventories write-down	26	506
Effect of changes in exchange rates, interest and others	413	(135)
Share-based benefit plans	5	15
Changes in assets and liabilities:
Trade receivables	(1,087)	(264)
Other receivables	(368)	7
Inventories	(30)	(24)
Accounts payable	714	475
Taxes payables	130	48
Salaries and social security	180	48
Other liabilities	(49)	54
Decrease in provisions due to payment/use	(119)	(438)
Contract assets	(30)	(11)
Contract liabilities	8	76
Dividends received	137	271
Income tax payments	(25)	(12)

Net cash flows from operating activities (1) (2)	4,206	4,205

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(4,019)	(4,128)
Additions of assets held for sale	(176)	-
Contributions and acquisitions of interests in associates and joint ventures	-	(4)
Proceeds from sales of financial assets	205	551
Payments from purchase of financial assets	(222)	(276)
Interests received from financial assets	34	74
Proceeds from concessions, assignment agreements and sale of assets	67	14

Net cash flows used in investing activities	(4,111)	(3,769)

Financing activities: (3)
Payments of loans	(1,994)	(1,075)
Payments of interests	(601)	(493)
Proceeds from loans	2,652	2,268
Account overdraft, net	(48)	(37)
Payments of leases	(298)	(267)
Payments of interests in relation to income tax	(3)	(7)

Net cash flows (used in) / from financing activities	(292)	389

Effect of changes in exchange rates on cash and cash equivalents	(49)	(302)

(Decrease) / Increase in cash and cash equivalents	(246)	523

Cash and cash equivalents at the beginning of the fiscal year	1,123	773
Cash and cash equivalents at the end of the period	877	1,296

(Decrease) / Increase in cash and cash equivalents	(246)	523

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 109 and 158 for the nine-month periods ended September 30, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	424	520
Unpaid additions of assets held for sale	24	-
Additions of right-of-use assets	164	179
Capitalization of depreciation of right-of-use assets	47	50
Capitalization of financial accretion for lease liabilities	6	10

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2024:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (2)
(Argentina)
70%
95%
Metroenergia
(Argentina)
5%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
51%
YTEC
(Argentina)
75%
YPF EE (1)
(Argentina)
Luz Del León (1)
(Argentina)
100%
42.86%
Y-LUZ
(Argentina)
100%
27.30%
IDS
(Argentina)
69.99%
10.25%
CDS
(Argentina)
85%
OLCLP
(Argentina)
37%
OLDELVAL
(Argentina)
36%
OTC
(Chile)
36%
OTA
(Argentina)
30%
Oiltanking
(Argentina)
33.15%
Termap
(Argentina)

(1)	Held directly and indirectly.
(2)	See Note 35.c.3), section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of September 30, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Downstream

-	Gas and Power

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2024, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2024, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2024, does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on November 7, 2024.

Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37 of these condensed interim consolidated financial statements and Note 37 to the annual consolidated financial statements. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payment”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective benefit plan.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into 3 defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

•	IFRS 19 “Subsidiaries without public accountability: Disclosures”

In May 2024, the IASB issued IFRS 19 with the objective of allowing the option to apply simplified disclosure requirements in the financial statements of subsidiaries without public accountability and with a parent company, ultimate or intermediate, that prepares consolidated financial statements for public use in accordance with IFRS. Its application is optional for fiscal years beginning on or after January 1, 2027.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 19 on the financial statements of its subsidiaries.

•	Amendments to IFRS 9 “Financial instruments” and IFRS 7 “Financial instruments: Disclosures” - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.
-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

•	Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued the cycle of annual improvements Volume 11 which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting Standard	Subject of amendments
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing NIIF 7	Disclosure of deferred difference between fair value and transaction Price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a ‘de facto agent’
IAS 7 “Statement of cash flows”	Cost method

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023, are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements, considering the changes in comparative figures as mentioned in Note 6. Amounts corresponding to the nine-month period ended September 30, 2023, presented in these financial statements for comparison purposes correspond to the functional currency of the company according to IAS 21 (see Note 2.b)).

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4.	ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of September 30, 2024, the Group is in compliace with its covenants.

6.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation of fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal year ended December 31, 2023, has been restated.

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment; and (iii) propane and butane to be commercialized from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

It covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal year ended December 31, 2023, has been restated.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2024
Revenues	37		11,813	2,102	590	-	14,542
Revenues from intersegment sales	6,269		53	299	769	(7,390)	-

Revenues	6,306		11,866	2,401	1,359	(7,390)	14,542

Operating profit or loss	1,095	(3)	1,116	124	(216)	(109)	2,010
Income from equity interests in associates and joint ventures	-		19	244	-	-	263

Net financial results							(583)
Net profit before income tax							1,690
Income tax							987
Net profit for the period							2,677

Acquisitions of property, plant and equipment	3,023		843	74	72	-	4,012
Acquisitions of right-of-use assets	60		81	23	-	-	164

Other income statement items
Depreciation of property, plant and equipment (2)	1,279		346	41	66	-	1,732
Amortization of intangible assets	-		21	10	-	-	31
Depreciation of right-of-use assets	118		60	23	-	-	201
Impairment of property, plant and equipment and inventories write-down (4)	21		-	-	5	-	26

Balance as of September 30, 2024
Assets	12,684		10,252	3,811	2,233	(222)	28,758

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2023
Revenues	26		10,988	1,774	329	-	13,117
Revenues from intersegment sales	5,507		80	282	788	(6,657)	-

Revenues	5,533		11,068	2,056	1,117	(6,657)	13,117

Operating profit or loss	(209)	(3)	441	37	(256)	156	169
Income from equity interests in associates and joint ventures	-		21	206	-	-	227

Net financial results							348
Net profit before income tax							744
Income tax							(160)
Net profit for the period							584

Acquisitions of property, plant and equipment	3,130		817	136	135	-	4,218
Acquisitions of right-of-use assets	142		19	18	-	-	179

Other income statement items
Depreciation of property, plant and equipment (2)	1,854		346	40	58	-	2,298
Amortization of intangible assets	-		22	8	-	-	30
Depreciation of right-of-use assets	98		54	14	-	(1)	165
Impairment of property, plant and equipment (4)	506		-	-	-	-	506

Balance as of December 31, 2023
Assets	10,869		9,916	2,282	2,086	(118)	25,035

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (56) and (15) of unproductive exploratory drillings as of September 30, 2024 and 2023.
(4)	See Notes 2.b.8), 2.c) and 8 to the annual consolidated financial statements and Note 12.

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of September 30, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	303	-	-	303
- NO	11	-	-	11

	314	-	-	314

Cash and cash equivalents:
- Mutual funds	209	-	-	209

	209	-	-	209

	523	-	-	523

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	114	-	-	114
- NO	-	-	-	-

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96

	96	-	-	96

	210	-	-	210

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the nine-month period ended September 30, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the nine-month period ended September 30, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 8,650 and 7,547 as of September 30, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	September 30, 2024	December 31, 2023
Net book value of intangible assets	447	407
Provision for impairment of intangible assets	(40)	(40)

	407	367

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	52	-	3	55
Translation effect	-	-	(9)	(9)
Adjustment for inflation (1)	-	-	46	46
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	20	-	11	31
Translation effect	-	-	(5)	(5)
Adjustment for inflation (1)	-	-	26	26
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,016	110	471	1,597
Accumulated amortization	723	-	427	1,150

Balance as of September 30, 2024	293	110	44	447

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2024	December 31, 2023
Net book value of property, plant and equipment	18,777	20,532
Provision for obsolescence of materials and equipment	(204)	(171)
Provision for impairment of property, plant and equipment	(471)	(2,649)

	18,102	17,712

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087	8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294	5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	99	6	1,282	4,161	119	4	-	-	8	6,191
Translation effect	(178)	-	-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (1)	106	-	-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503	135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)

Accumulated depreciation
Increases	28	2,692	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-	-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (1)	57	-	-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)	-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101	8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894	5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	-	-	64	6	992	2,852	89	2	-	-	7	4,012
Translation effect	(28)	-	-	(9)	(3)	(4)	-	(6)	-	(135)	(33)	(218)
Adjustment for inflation (1)	139	-	-	45	15	22	-	28	-	685	166	1,100
Decreases, reclassifications and other movements	(117)	(26,300)	134	(38)	(843)	(2,423)	(114)	(20)	68	3	(19)	(29,669)	(2)

Accumulated depreciation
Increases	21	1,590	263	30	-	-	-	28	49	19	25	2,025
Translation effect	(15)	-	-	(6)	-	-	-	(4)	-	(68)	(23)	(116)
Adjustment for inflation (1)	73	-	-	30	-	-	-	20	-	345	119	587
Decreases, reclassifications and other movements	(72)	(25,285)	-	(72)	-	-	-	(48)	(3)	(3)	(33)	(25,516)	(2)

Cost	1,334	26,801	9,109	681	1,600	6,112	106	873	1,450	1,363	964	50,393
Accumulated depreciation	695	21,199	6,121	352	-	-	-	782	1,027	704	736	31,616

Balance as of September 30, 2024	639	5,602	2,988	329	1,600	6,112	106	91	423	659	228	18,777

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 29,230 and 25,454 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2024 and 2023, the rate of capitalization was 7.44% and 8.26%, respectively, and the amount capitalized amounted to 5 and 14, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	151

Increases charged to profit or loss	24
Applications due to utilization	(4)
Translation effect	(2)
Adjustment for inflation (1)	2

Balance as of December 31, 2023	171

Increases charged to profit or loss	32
Applications due to utilization	-
Translation effect	-
Adjustment for inflation (1)	1

Balance as of September 30, 2024	204

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	600

Increases charged to profit or loss (1)	2,288
Depreciation (2)	(236)
Translation effect	(7)
Adjustment for inflation (3)	4
Reclassifications	-

Balance as of December 31, 2023	2,649

Increases charged to profit or loss	5
Depreciation (2)	(293)
Translation effect	(2)
Adjustment for inflation (3)	5
Reclassifications (4)	(1,893)

Balance as of September 30, 2024	471

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,893 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements.

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

The carrying amount of the assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 34.b).

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (1)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (1)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	9	3	85	1	66	164
Translation effect	-	-	-	(2)	-	(2)
Adjustment for inflation (1)	1	-	-	13	-	14
Decreases, reclassifications and other movements	-	(15)	(56)	-	(11)	(82)

Accumulated depreciation
Increases	5	81	64	8	90	248
Translation effect	-	-	-	(2)	-	(2)
Adjustment for inflation (1)	1	-	-	9	-	10
Decreases, reclassifications and other movements	-	(15)	(56)	-	(11)	(82)

Cost	50	555	480	106	553	1,744
Accumulated depreciation	30	482	260	64	357	1,193

Balance as of September 30, 2024	20	73	220	42	196	551

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Amount of investments in associates	181	142
Amount of investments in joint ventures	1,677	1,534

	1,858	1,676

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	1,905

Acquisitions and contributions	5
Income on investments in associates and joint ventures	94
Distributed dividends	(275)
Translation differences	(99)
Adjustment for inflation (1)	46

Balance as of December 31, 2023	1,676

Acquisitions and contributions	-
Income on investments in associates and joint ventures	263
Distributed dividends	(138)
Translation differences	(11)
Adjustment for inflation (1)	68

Balance as of September 30, 2024	1,858

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
Net income	4	21	259	206
Other comprehensive income	38	(2)	19	(23)

Comprehensive income	42	19	278	183

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of September 30, 2024 and December 31, 2023, as well as the results for the nine-month periods ended September 30, 2024 and 2023, are detailed below:

	September 30, 2024 (1)	December 31, 2023 (1)
Total non-current assets	2,089	2,102
Cash and cash equivalents	251	114
Other current assets	222	152
Total current assets	473	266

Total assets	2,562	2,368

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	716	720
Other non-current liabilities	162	204
Total non-current liabilities	878	924
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	267	188
Other current liabilities	140	143
Total current liabilities	407	331

Total liabilities	1,285	1,255

Total shareholders’ equity (2)	1,277	1,113

Dividends received (3)	-	35

Closing exchange rates (4)	969.00	806.95

	For the nine-month periods ended September 30,
	2024 (1)	2023 (1)
Revenues	393	393
Interest income	26	73
Depreciation and amortization	(113)	(97)
Interest loss	(47)	(43)
Income tax	37	(37)
Operating profit	153	223

Net profit	170	79
Other comprehensive income	212	830

Total comprehensive income	382	909

Average exchange rates (4)	887.24	246.84

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. INVENTORIES

	September 30, 2024		December 31, 2023
Finished goods	1,094		1,052
Crude oil and natural gas	442	(2)	507
Products in process	51		45
Raw materials, packaging materials and others	126		79

	1,713	(1)	1,683	(1)

(1)	As of September 30, 2024 and December 31, 2023, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the inventories write-down, see Note 2.b.8) to the annual consolidated financial statements.

13. OTHER RECEIVABLES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	3	22	-	11
Tax credit and export rebates	115	151	83	44
Loans and balances with related parties (1)	147	11	43	6
Collateral deposits	-	13	-	13
Prepaid expenses	15	20	18	33
Advances and loans to employees	-	5	-	3
Advances to suppliers and custom agents (2)	-	105	-	84
Receivables with partners in JA	4	145	8	155
Miscellaneous	7	26	7	32

	291	498	159	381
Provision for other doubtful receivables	(1)	-	(1)	-

	290	498	158	381

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	41	1,993	43	1,020
Provision for doubtful trade receivables	(10)	(57)	(12)	(47)

	31	1,936	31	973

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	55	(2)	76

Increases charged to expenses	-		20
Decreases charged to income	-		(2)
Applications due to utilization	-		(3)
Net exchange and translation differences	(43)		(42)
Result from net monetary position (1)	-		(2)

Balance as of December 31, 2023	12	(2)	47

Increases charged to expenses	-		72	(3)
Decreases charged to income	-		(6)
Applications due to utilization	-		(49)	(3)
Net exchange and translation differences	(2)		(5)
Result from net monetary position (1)	-		(2)

Balance as of September 30, 2024	10	(2)	57

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	-	-	99
Private securities - NO and stock market promissory notes	-	4	8	4
Term deposits	-	-	-	47	(2)

	-	4	8	150

Investments at fair value through profit or loss
Public securities (1)	-	303	-	114
Private securities - NO and stock market promissory notes	-	11	-	-

	-	314	-	114

	-	318	8	264

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	September 30, 2024	December 31, 2023
Cash and banks (1)	355	230
Short-term investments (2) (3)	313	797
Financial assets at fair value through profit or loss (4)	209	96

	877	1,123

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 57 and 727 of BCRA bills as of September 30, 2024 and December 31, 2023, respectively.
(3)	Includes 164 and 45 of term deposits and other investments with the BNA as of September 30, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current		Current		Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2022	571		22		96	46	1,904	131	2,571	199

Increases charged to expenses	89		3		80	-	264	-	433	3
Decreases charged to income	(26)		(6)		-	-	(12)	-	(38)	(6)
Applications due to utilization	(1)		(318)	(3)	-	(50)	-	(122)	(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-	-	(162)	(39)
Result from net monetary position (1)	(1)		-		-	-	-	-	(1)	-
Reclassifications and other movements	(456)	(2)	321		(76)	76	390	117	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546	126	2,660	181

Increases charged to expenses	64		-		103	-	111	-	278	-
Decreases charged to income	(4)		-		-	-	-	-	(4)	-
Applications due to utilization	(3)		(6)		-	(44)	-	(26)	(3)	(76)
Net exchange and translation differences	(9)		(1)		(1)	(5)	-	-	(10)	(6)
Result from net monetary position (1)	(2)		-		-	-	-	-	(2)	-
Reclassifications and other movements (4)	(6)		6		(109)	55	(2,048)	26	(2,163)	87

Balance as of September 30, 2024	106		20		41	40	609	126	756	186

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 286 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 9.

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

17. PROVISIONS (cont.)

Provisions are described in Note 16 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024 are described below:

17.a) Provision for lawsuits and contingencies

Environmental claims

•	La Plata

On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants filed an extraordinary appeal to the CSJN and, as of the date of issuance of these condensed interim consolidated financial statements, such appeal is pending resolution.

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Group considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of September 30, 2024, the assumed tax criteria generates a profit of 416.

The income tax charge for the nine-month period ending September 30, 2024 is a profit of 987. The amount accrued for the nine-month periods ending September 30, 2024 and 2023 is as follows:

	For the nine-month periods ended September 30,
	2024	2023
Current income tax	(87)	(31)
Deferred income tax	1,074	(129)

	987	(160)

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. INCOME TAX (cont.)

The reconciliation between the income tax charge for the nine-month periods ended September 30, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month periods ended September 30,
	2024	2023
Net profit before income tax	1,690	744
Average tax rate (1)	25.33%	25.27%

Average tax rate applied to net profit before income tax	(428)	(188)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	2,110	(47)
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(1,547)	390
Effect of the valuation of inventories	(104)	(291)
Income on investments in associates and joint ventures	66	57
Effect of tax rate change (3)	457	(198)
Effect of application of indexation mechanisms	416	-
Miscellaneous	17	117	(4)

Income tax	987	(160)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.
(4)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

The breakdown of the Group’s deferred tax assets and liabilities as of September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024		December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	167		113
Property, plant and equipment and others (1)	568		-
Lease liabilities	205		234
Tax losses carryforward	11		1,782
Miscellaneous	1		1

Total deferred tax assets	952		2,130

Deferred tax liabilities
Property, plant and equipment and others (2)	(291)		(2,017)
Adjustment for tax inflation (3)	(467)		(1,078)
Right-of-use assets	(193)		(221)
Miscellaneous	(26)		(38)

Total deferred tax liabilities	(977)		(3,354)

Total Net deferred tax	(25)	(4)	(1,224)

(1)	Includes the deferred tax corresponding to property, plant and equipment and assets held for sale.
(2)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets and inventories.
(3)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(4)

Includes (56) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes 181 corresponding to the effect of the translation.

As of September 30, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of September 30, 2024 and December 31, 2023 the Group has classified as deferred tax assets 67 and 18, respectively, and as deferred tax liability 92 and 1,242, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19. TAXES PAYABLE

	September 30, 2024	December 31, 2023
VAT	32	22
Withholdings and perceptions	50	21
Royalties	93	75
Fuels tax	55	-
Turnover tax	12	7
Miscellaneous	18	14

	260	139

20. SALARIES AND SOCIAL SECURITY

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Salaries and social security	-	156	-	58
Bonuses and incentives provision	-	144	-	104
Cash-settled share-based payments provision (2)	7	-	-	-
Vacation provision	-	83	-	45
Other employee benefits (1)	1	6	-	3

	8	389	-	210

(1)	Includes the voluntary retirement plan executed by the Group.
(2)	Corresponding to the Value Generation Plan. See Note 37.

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	566

Leases increases	404
Financial accretions	77
Leases decreases	(23)
Payments	(359)
Net exchange and translation differences	-
Result from net monetary position (1)	1

Balance as of December 31, 2023	666

Leases increases	164
Financial accretions	54
Leases decreases	-
Payments	(298)
Net exchange and translation differences	-
Result from net monetary position (1)	-

Balance as of September 30, 2024	586

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

22. LOANS

			September 30, 2024			December 31, 2023
	Interest rate (1)	Maturity	Non-current	Current		Non-current	Current
Pesos:

NO	-	-	-	-		-	60
Export pre-financing (5)	37.88% - 37.88%	2025	-	31		-	-
Loans	40.48% - 56.35%	2024-2026	22	4		9	15
Account overdrafts	-	-	-	-		-	56

			22	35		9	131

Currencies other than the peso:

NO (2) (3)	0.00% - 10.00%	2024-2047	6,178	1,273		6,191	767
Export pre-financing	1.90% - 10.89%	2024-2025	-	361	(4)	102	545	(4)
Imports financing	8.80% - 16.00%	2024-2026	19	18		-	-
Loans	0.00% - 14.10%	2024-2030	625	70		380	65
Stock market promissory notes	0.00% - 0.00%	2025-2026	25	75		-	-

			6,847	1,797		6,673	1,377

			6,869	1,832		6,682	1,508

(1)	Nominal annual interest rate as of September 30, 2024.
(2)	Disclosed net of 15 and 3 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2024, and December 31, 2023, respectively.
(3)

Includes 1,596 and 1,327 as of September 30, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 83 and 86 as of September 30, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	7,088

Proceeds from loans	2,667
Payments of loans	(1,396)
Payments of interest	(623)
Account overdrafts, net	(3)
Accrued interest (1)	702
Net exchange and translation differences	(239)
Result from net monetary position (2)	(6)

Balance as of December 31, 2023	8,190

Proceeds from loans	2,652
Payments of loans	(1,994)
Payments of interest	(601)
Account overdrafts, net	(48)
Accrued interest (1)	530
Net exchange and translation differences	(28)
Result from net monetary position (2)	-

Balance as of September 30, 2024	8,701

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

On August 29, 2024, the Company announced an offer for the purchase of the Class XXXIX and Class LIII NO due July 28, 2025 and July 21, 2027, respectively, for principal amount of 500, having received and accepted purchase orders for 334 of the Class XXXIX NO and for 166 of the Class LIII NO, which were completely cancelled as of September 16, 2024 plus the corresponding interest.

On September 5, 2024 the Company announced an exchange offer for the Class XXXIX NO due July 2025 by offering additional Class XXXI NO, denominated and payable in U.S. dollars at a fixed rate of 8.75% maturing in September 2031 for a notional amount of up to 500, extendable up to the maximum authorized amount. Having received offers for 40 on September 20, 2024 the Company canceled 40 of the Class XXXIX NO offered in exchange and issued additional new Class XXXI NO for an equivalent amount.

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2024			December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current		Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1		15	-
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	-	-	-	-	-		-	354
September	2014	Peso	1,000	Class XXXIV	-	-	-	-	-	(4)	-	-	(4)
April	2015	U.S. dollar	757	Class XXXIX	Fixed	8.50%	2025	-	769		1,132	41
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	649	8		816	25
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11		530	1
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	9		397	-
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	43		43	88
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	128	233		307	235
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	757	16		758	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	555	-		553	11
February	2021	Peso	4,128	Class XIX	-	-	-	-	-		-	35
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	384	4		384	10
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	220	-		229	1
January, April	2023	Peso	15,761	Class XXII	-	-	-	-	-		-	25
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	152		158	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-		38	-
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	261	4		262	1
September (2)	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-		400	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	151	-		169	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	790	16		-	-
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	177	4		-	-
July	2024	U.S. dollar	185	Class XXX	Fixed	1.00%	2026	187	-		-	-
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	538	3		-	-

								6,178	1,273		6,191	827

(1)	Nominal annual interest rate as of September 30, 2024.
(2)	During the nine-month period ended September 30, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. OTHER LIABILITIES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	-	131	8	67
Liabilities for contractual claims (1)	71	45	104	49
Miscellaneous	-	5	-	6

	71	181	112	122

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5	2,922	4	2,285
Guarantee deposits	-	4	-	4
Payables with partners of JA and other agreements	1	41	1	14
Miscellaneous	-	12	-	16

	6	2,979	5	2,319

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the nine-month periods ended September 30,
	2024	2023
Revenue from contracts with customers	14,367	12,881
National Government incentives (1)	175	236

	14,542	13,117

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	4,956	-	-	4,956
Gasolines	-	3,009	-	-	3,009
Natural gas (1)	-	13	1,772	-	1,785
Crude oil	-	748	-	-	748
Jet fuel	-	708	-	-	708
Lubricants and by-products	-	400	-	-	400
LPG	-	339	-	-	339
Fuel oil	-	99	-	-	99
Petrochemicals	-	364	-	-	364
Fertilizers and crop protection products	-	271	-	-	271
Flours, oils and grains	-	327	-	-	327
Asphalts	-	62	-	-	62
Goods for resale at gas stations	-	88	-	-	88
Income from services	-	-	-	133	133
Income from construction contracts	-	-	-	303	303
Virgin naphtha	-	112	-	-	112
Petroleum coke	-	150	-	-	150
LNG regasification	-	-	43	-	43
Other goods and services	37	157	122	154	470

	37	11,803	1,937	590	14,367

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

	For the nine-month period ended September 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	4,898	-	-	4,898
Gasolines	-	2,550	-	-	2,550
Natural gas (1)	-	9	1,350	-	1,359
Crude oil	-	258	-	-	258
Jet fuel	-	753	-	-	753
Lubricants and by-products	-	442	-	-	442
LPG	-	292	-	-	292
Fuel oil	-	71	-	-	71
Petrochemicals	-	342	-	-	342
Fertilizers and crop protection products	-	433	-	-	433
Flours, oils and grains	-	197	-	-	197
Asphalts	-	134	-	-	134
Goods for resale at gas stations	-	85	-	-	85
Income from services	-	-	-	107	107
Income from construction contracts	-	-	-	108	108
Virgin naphtha	-	121	-	-	121
Petroleum coke	-	214	-	-	214
LNG regasification	-	-	37	-	37
Other goods and services	26	127	213	114	480

	26	10,926	1,600	329	12,881

(1) Includes 1,243 and 1,103 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2024 and 2023, respectively. Sales channels
	For the nine-month period ended September 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	5,255	-	-	5,255
Power plants	-	48	343	-	391
Distribution companies	-	-	256	-	256
Retail distribution of natural gas	-	-	353	-	353
Industries, transport and aviation	-	2,967	894	-	3,861
Agriculture	-	1,307	-	-	1,307
Petrochemical industry	-	510	-	-	510
Trading	-	1,251	-	-	1,251
Oil companies	-	148	-	-	148
Commercialization of LPG	-	127	-	-	127
Other sales channels	37	190	91	590	908

	37	11,803	1,937	590	14,367

	For the nine-month period ended September 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	4,835	-	-	4,835
Power plants	-	46	325	-	371
Distribution companies	-	-	145	-	145
Retail distribution of natural gas	-	-	218	-	218
Industries, transport and aviation	-	3,115	823	-	3,938
Agriculture	-	1,365	-	-	1,365
Petrochemical industry	-	474	-	-	474
Trading	-	699	-	-	699
Oil companies	-	113	-	-	113
Commercialization of LPG	-	109	-	-	109
Other sales channels	26	170	89	329	614

	26	10,926	1,600	329	12,881

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 12,218 and 11,530 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Sales in the international market amounted to 2,149 and 1,351 for the nine-month periods ended September 30, 2024 and 2023, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	41	1,885	41	993
Contract assets	-	38	-	10
Contract liabilities	31	77	34	69

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

During the nine-month periods ended September 30, 2024 and 2023 the Group has recognized 57 and 56, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the nine-month periods ended September 30,
	2024	2023
Inventories at beginning of year	1,683	1,738
Purchases	3,511	3,872
Production costs (1)	6,673	6,649
Translation effect	(7)	(18)
Inventories write-down	(21)	-
Adjustment for inflation (2)	28	20
Inventories at end of the period	(1,713)	(1,764)

	10,154	10,497

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month period ended September 30, 2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	765	231	110		11	1,117
Fees and compensation for services	50	184	33		-	267
Other personnel expenses	217	21	11		3	252
Taxes, charges and contributions	138	17	749	(1)	-	904
Royalties, easements and fees	864	-	1		2	867
Insurance	62	3	3		-	68
Rental of real estate and equipment	165	1	11		-	177
Survey expenses	-	-	-		24	24
Depreciation of property, plant and equipment	1,631	33	68		-	1,732
Amortization of intangible assets	21	10	-		-	31
Depreciation of right-of-use assets	192	-	9		-	201
Industrial inputs, consumable materials and supplies	390	3	9		2	404
Operation services and other service contracts	452	9	39		12	512
Preservation, repair and maintenance	1,178	28	33		13	1,252
Unproductive exploratory drillings	-	-	-		56	56
Transportation, products and charges	404	-	351		-	755
Provision for doubtful trade receivables	-	-	66		-	66
Publicity and advertising expenses	-	27	39		-	66
Fuel, gas, energy and miscellaneous	144	8	64		8	224

	6,673	575	1,596		131	8,975

(1)	Includes 166 corresponding to export withholdings and 446 corresponding to turnover tax.
(2)	Includes 29 corresponding to research and development activities.
(3)

Includes 7 corresponding to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, in relation with Value Generation Plan.

	For the nine-month period ended September 30, 2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	665	190	98		9	962
Fees and compensation for services	40	174	31		-	245
Other personnel expenses	186	21	10		1	218
Taxes, charges and contributions	101	20	609	(1)	-	730
Royalties, easements and fees	773	-	1		2	776
Insurance	60	3	2		-	65
Rental of real estate and equipment	133	1	11		-	145
Survey expenses	-	-	-		9	9
Depreciation of property, plant and equipment	2,201	32	65		-	2,298
Amortization of intangible assets	22	8	-		-	30
Depreciation of right-of-use assets	156	-	9		-	165
Industrial inputs, consumable materials and supplies	395	4	9		-	408
Operation services and other service contracts	399	7	44		4	454
Preservation, repair and maintenance	1,016	26	32		1	1,075
Unproductive exploratory drillings	-	-	-		15	15
Transportation, products and charges	413	-	362		-	775
Provision for doubtful trade receivables	-	-	16		-	16
Publicity and advertising expenses	-	24	39		-	63
Fuel, gas, energy and miscellaneous	89	8	47		1	145

	6,649	518	1,385		42	8,594

(1)	Includes 66 corresponding to export withholdings and 437 corresponding to turnover tax.
(2)	Includes 24 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2024		2023
Lawsuits	(54)		(21)
Export Increase Program (1)	65		-
Miscellaneous	(61)	(2)	21

	(50)		-

(1)	See Note 35.g) to the annual consolidated financial statements.
(2)	Includes provision for indemnities.

29. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	29		150
Interest on trade receivables	48		75
Other financial income	10		5

Total financial income	87		230

Financial costs
Loan interest	(522)		(523)
Hydrocarbon well abandonment provision financial accretion	(263)	(1)	(198)
Other financial costs	(126)		(172)

Total financial costs	(911)		(893)

Other financial results
Exchange differences generated by loans	18		72
Exchange differences generated by cash and cash equivalents and investments in financial assets	(13)		(224)
Other exchange differences, net	63		768
Result on financial assets at fair value through profit or loss	135		225
Result from derivative financial instruments	-		7
Result from net monetary position	42		116
Export Increase Program (3)	3		-
Result from transactions with financial assets	(7)		47	(2)

Total other financial results	241		1,011

Total net financial results	(583)		348

(1)

Includes 152 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Notes 9 and 17.

(2)	Includes 17 corresponding to the adjustment for inflation of the period and (25) corresponding to the effect of the translation.
(3)	See Note 35.g) to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of September 30, 2024 and December 31, 2023, and expenses for the nine-month periods ended September 30, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	September 30, 2024	December 31, 2023
Non-current assets (1)	6,053	5,246
Current assets	512	115

Total assets	6,565	5,361

Non-current liabilities	413	313
Current liabilities	719	483

Total liabilities	1,132	796

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the nine-month periods ended September 30,
	2024	2023
Production cost	1,755	1,506
Exploration expenses	23	9

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of September 30, 2024, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419 million of pesos (US$ 1,244 million); (iii) allocate the amount of 28,745 million of pesos (US$ 36 million) to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 million of pesos (US$ 4,236 million) to constitute a reserve for investments.

During the nine-month periods ended September 30, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2024	2023
Net profit	2,638	548
Weighted average number of shares outstanding	392,063,964	391,587,602
Basic and diluted earnings per share	6.73	1.40

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

Contingent liabilities are described in Note 33.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024, are described below:

Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

The appeals filed by the parties in these proceedings (see Note 33.b.2) to the annual consolidated financial statements) were fully briefed by September 6, 2024. The Second Circuit Court of Appeals will set a date for oral argument.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an “alter ego” of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. To date, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.

On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition and YPF filed its reply. On August 29, 2024, the District Court adjourned the oral argument initially scheduled for September 3, 2024, without setting a new date.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the nine-month period ended September 30, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024, are described below:

Andes Project

In August and September 2024 YPF signed assignment agreements for 9 asset groups (25 conventional areas), subject to the fulfillment of closing conditions including applicable regulatory and provincial approvals. The Company continues to develop the process of assignment or reversion of the remaining assets available for sale, as well as compliance with the closing conditions indicated above. Considering the elements of judgment available at such date, the Company expects to comply with the plan within the terms and conditions duly approved by the Board of Directors of the Company on February 29, 2024. See Note 9.

On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, authorizing the assignment of 100% of YPF’s rights in the “Escalante - El Trébol” exploitation concession in favor of PECOM SERVICIOS ENERGIA S.A.U. (“PECOM”) and subjecting the extension of such concession to the fulfillment of certain conditions by YPF and by PECOM. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

Updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

35.a.1) Hydrocarbons Law

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Hydrocarbons Law, as described below:

-	Establishes that international trade of hydrocarbons will be free, according to the terms and conditions established by the PEN.

-

Establishes that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. The effective exercise of this right will be subject to regulations issued by the PEN, which, among other aspects, must consider: (i) the usual requirements related to the access to technically proven resources; and (ii) that the eventual objection of the SE may only be formulated within 30 days of being informed of the exports to be made, and must be based on technical or economic reasons related to the security of supply.

-	Incorporates hydrocarbon processing and natural gas storage activities, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-	Changes the legal figure of “transport concession” to the figure of “transport authorization”.

-

Establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Base Law will continue to be governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Determines that in exploitation concession bidding processes the royalties to be paid to the application authority will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage to be chosen by the bidder.

-

Other modifications establish that: (i) the request for conversion of a conventional exploitation concession into a non-conventional exploitation concession will only be available until December 31, 2028 and its term will be 35 years without extensions; (ii) for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law; (iii) owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from the same to subsequent industrialization or commercialization process centers and/or facilities; (iv) those authorized to process hydrocarbons must process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities; and (v) the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

35.b) Regulations applicable to the Downstream business segment

During the nine-month period ended September 30, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.c) Regulations applicable to the Gas and Power business segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

35.c.1) Transportation, distribution and commercialization of natural gas

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Gas Law, as described below:

-	The PEN is entrusted with regulating natural gas exports following the same terms and conditions as for liquid hydrocarbon exports as described in Note 35.a.1).

-	Establishes a special regime for long-term firm export authorizations for liquefied natural gas.

-	Incorporates the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs”.

-	Contemplates the possibility for the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

-	Creates the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the functions of the “Ente Nacional Regulador de la Electricidad” (“ENRE”) and ENARGAS.

35.c.2) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. On May 27, 2024, the tariff updates corresponding to May, June and July 2024 were postponed by instruction of the SE to ENARGAS, which generated an objection by Metrogas to such instructions.

On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date. See Note 35.d).

On November 4, 2024, ENARGAS Resolution No. 737/2024 was published in the BO, approving the transition tariff charts to be applied by Metrogas to the consumption made as from the date. See Note 35.d).

These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published in the BO, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 35.c.2).

Bottle-to Bottle Program

On August 19, 2024, SE Resolution No. 216/2024 was published in the BO, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with a reference price system (without ceiling).

35.e) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.j)) created the RIGI, regulated by Decree No. 749/2024 published in the BO on August 23, 2024, General Resolution No. 1,074/2024 of the Ministry of Economy published in the BO on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published in the BO on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the application authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the application authority.

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

35.f) Tax regulations

Updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On September 2, 2024, Decree No. 777/2024 was published in the BO, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

35.g) Custom regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

HORACIO DANIEL MARÍN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On July 1, 2024, AFIP General Resolution No. 5,520/2024 was published in the BO, which extend, until December 31, 2024, the provisions established of AFIP General Resolution No. 5,339/2023, as amended (see Note 35.f.2) to the annual consolidated financial statements).

35.h) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (iii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

On June 28, 2024 the BCRA issued Communication “A” 8,055 that established financial entities may give access to the Foreign Exchange Market for the cancellation in the country or abroad of principal and interest of debt securities denominated in foreign currency, as long as such securities have been fully subscribed abroad and the funds obtained have been settled in the Foreign Exchange Market.

On July 4, 2024 the BCRA issued Communication “A” 8,059 by means of which the requirement of prior conformity by the BCRA is eliminated to make payments through the Foreign Exchange Market to foreign related counterparties for the following concepts: (i) interests on commercial debts for the import of goods and services whose maturity date are from July 5,2024; (ii) interest on other commercial debts; and (iii) interest on financial indebtedness. In (ii) and (iii) above, access to the Foreign Exchange Market must comply with certain requirements set forth in the aforementioned Communication.

On September 19, 2024 the BCRA issued Communication “A” 8,108 which it establishes new requirements for the access to the Foreign Exchange Market: (i) it reduces the term from 180 days to 90 days for transactions with securities issued under foreign legislation; (ii) it allows the transfer of securities to foreign entities for the purpose of participating in a process of repurchase of debt securities; and (iii) it allows access to the Foreign Exchange Market to acquire from a foreign investor equity interests in resident companies when the applicable regulatory requirements set forth in the aforementioned Communication.

On October 3, 2024, the BCRA issued Communication “A” 8,112 establishing dispositions for the refinancing, repurchase or redemption of debt, enabling payments in foreign currency of premiums, interest and expenses through the Foreign Exchange Market when certain requirements set forth in such Communication are met.

On October 17, 2024, the BCRA issued Communication “A” 8,118 reducing the term for access to the Foreign Exchange Market to 30 calendar days for the payment of imports of goods that do not have a particular treatment previously determined.

On October 31, 2024, the BCRA issued Communication “A” 8,122 allowing immediate access to the Foreign Exchange Market for the payment of freight for export operations under the conditions established in said Communication. It should be mentioned that, prior to this Communication, it was necessary to wait 30 calendar days from the arrival of the goods at destination to make such payment to the non-resident.

35.i) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

HORACIO DANIEL MARÍN

President

42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

35.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”)

On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.e)); and (vii) a labor and union reform.

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information in the table below details the balances with associates and joint ventures as of September 30, 2024:

	September 30, 2024
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable		Contract assets
	Non-Current	Current		Current		Non-Current	Current	Current		Current
Joint Ventures:
YPF EE	-	5		16		-	4	38		-
Profertil	-	-	(1)	30		-	-	34		-
MEGA	-	-		80		-	-	4		20
Refinor	-	-		13		-	4	1		-
OLCLP	-	-	(1)	-	(1)	-	-	4		-
Sustentator	-	-		-		-	-	-		-
CT Barragán	-	-		-		-	-	-		-
OTA	-	-		-	(1)	-	-	3		-
OTC	-	-		-		-	-	-		-

	-	5		139		-	8	84		20

Associates:
CDS	-	-	(1)	-	(1)	-	-	-		-
YPF Gas	-	2		19		-	-	2		-
Oldelval	121	4		-	(1)	-	5	12		-
Termap	-	-		-		-	-	3		-
GPA	-	-		-		-	-	3		-
Oiltanking	26	-		-	(1)	-	1	4		-
Gas Austral	-	-		-	(1)	-	-	-	(1)	-

	147	6		19		-	6	24		-

	147	11		158		-	14	108		20

(1)	The registered amount is less than 1.

The information in the table below details the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current		Current		Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5		5		4	-	39	-
Profertil	-	-		15		-	-	15	-
MEGA	-	-		15		-	-	-	3
Refinor	-	-		12		-	4	1	-
OLCLP	-	-		-		-	-	2	-
Sustentator	-	-		-		-	-	-	-
CT Barragán	-	-		-		-	-	-	-
OTA	-	-		-		-	-	1	-
OTC	-	-		-		-	-	1	-

	-	5		47		4	4	59	3

Associates:
CDS	-	-	(1)	-	(1)	-	-	-	-
YPF Gas	-	1		6		-	-	1	-
Oldelval	43	-		-		4	-	10	-
Termap	-	-		-		-	-	2	-
GPA	-	-		-		-	-	1	-
Oiltanking	-	-		-		-	-	4	-
Gas Austral	-	-		-		-	-	-	-

	43	1		6		4	-	18	-

	43	6		53		8	4	77	3

(1)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information in the table below details the transactions with associates and joint ventures for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month periods ended September 30,
	2024						2023
	Revenues		Purchases and services		Net interest income (loss)		Revenues		Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	21		77		-	(1)	20		86	-
Profertil	80		95		-	(1)	56		110	-
MEGA	282		8		-	(1)	206		2	1
Refinor	55		8		1		67		19	-
OLCLP	1		10		-		1		10	-
Sustentator	-		-		-		1		-	-
CT Barragán	-	(1)	-		-		-	(1)	-	-
OTA	-	(1)	14		-		-		5	-
OTC	-		-	(1)	-		-		2	-

	439		212		1		351		234	1

Associates:
CDS	-	(1)	-		-	(1)	-	(1)	-	-
YPF Gas	50		3		-	(1)	42		5	1
Oldelval	-	(1)	46		-	(1)	-		46	-
Termap	-		18		-		-		16	-
GPA	-		15		-		-		11	-
Oiltanking	-	(1)	23		-		-		20	-
Gas Austral	3		-	(1)	-		2		-	-

	53		105		-		44		98	1

	492		317		1		395		332	2

(1)	The registered amount is less than 1.

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)				Transactions
		Receivables / (Liabilities)				Income / (Costs)
						For the nine-month periods ended September 30,
Client / Suppliers	Ref.	September 30, 2024		December 31, 2023		2024		2023
SGE	(1) (16)	102		23		148		166
SGE	(2) (16)	5		2		6		5
SGE	(3) (16)	-	(18)	-	(18)	-		-
SGE	(4) (16)	17		4		17		8
SGE	(5) (16)	7		8		-		-
Ministry of Transport	(6) (16)	1		2		4		21
AFIP	(7) (16)	-		20		-		36
Secretary of Industry	(8) (16)	-		-		-		-	(18)
CAMMESA	(9)	80		59		347		294
CAMMESA	(10)	(8)		(3)		(43)		(36)
ENARSA	(11)	158		25		190		115
ENARSA	(12)	(92)		(62)		(62)		(62)
Aerolíneas Argentinas S.A.	(13)	36		43		249		275
Aerolíneas Argentinas S.A.	(14)	-	(18)	-		-	(18)	(1)
Agua y Saneamientos Argentinos S.A.	(15)	-		2		-		-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Distribution Service by Networks licensed companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA. See Note 36 to the annual consolidated financial statements.
(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Sales of assets held for disposal.
(16)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.
(18)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, BCRA bonds, and bonds issued by the National Government identified as investments in financial assets (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 368 and 358, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2024 and December 31, 2023 amounts to 84 and 38, respectively. See Note 36 to the annual consolidated financial statements.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of September 30, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 40 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 26 and 8, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month periods ended September 30,
	2024	2023
Short-term benefits (1)	20	9
Share-based benefits	7	1
Post-retirement benefits (2)	1	-
Termination benefits	-	-

	28	10

(1)	Does not include social security contributions of 5 and 2 for the nine-month periods ended September 30, 2024 and 2023, respectively.
(2)	The registered amount is less than 1.

In relation to the compensation accrued corresponding to the key personnel of YPF’s administration, and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization of 3 Executive Managers Departments as VPs and removing 11 advisors.

HORACIO DANIEL MARÍN

President

45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.

As detailed in Note 37, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 3 and 2 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Performance bonus programs

These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are mainly based on compliance with VPs and related management objectives. They are calculated considering the annual compensation of each employee and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable bonus program based on corporate results (“CVR”) was implemented. This will be paid based on the Group’s net profit before income tax, if it is positive.

The amount charged to expense related to the performance bonus programs was 165 and 78 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Share-based benefit plans

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

As of September 30, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 9.89 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

The amount charged to expense in relation with Value generation Plan was 7, for the nine-month period ended September 30, 2024.

The amount charged to expense in relation with the remainder of the share-based plans was 5 and 2 to be settled in equity instruments, and 8 and 13 to be settled in cash, for the nine-month periods ended September 30, 2024 and 2023, respectively.

Note 2.b) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN

President

46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

38. SUBSEQUENT EVENTS

On October 10, 2024, the Company issued in the local market Class XXXII NO, denominated and payable in U.S. dollars and in Argentina at a fixed interest rate of 6.5%, and Class XXXIII NO, denominated and payable in U.S. dollars overseas at a fixed interest rate of 7%, both maturing in 48 months, for 125 and 25, respectively.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of September 30, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 7, 2024.

HORACIO DANIEL MARÍN

President

Item 2

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine Basin (Cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JA	Joint agreement (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas Basin (Cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 48 beginning on January 1, 2024.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Commerce of Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	September 30, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets	8	394,308	296,517
Property, plant and equipment	9	17,540,709	14,293,427
Right-of-use assets	10	532,737	509,183
Investments in associates and joint ventures	11	1,800,164	1,351,881
Deferred income tax assets, net	18	64,815	14,166
Other receivables	13	281,791	127,286
Trade receivables	14	30,185	25,195
Investments in financial assets	15	-	6,738

Total non-current assets		20,644,709	16,624,393

Current assets
Assets held for sale	9	2,008,250	-
Inventories	12	1,659,792	1,357,716
Contract assets	25	37,194	7,744
Other receivables	13	482,924	307,907
Trade receivables	14	1,875,710	785,733
Investments in financial assets	15	308,533	212,674
Cash and cash equivalents	16	849,123	905,956

Total current assets		7,221,526	3,577,730

TOTAL ASSETS		27,866,235	20,202,123

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,920	5,507
Retained earnings		11,550,836	7,215,993

Shareholders’ equity attributable to shareholders of the parent company		11,555,756	7,221,500

Non-controlling interest		203,016	82,315

TOTAL SHAREHOLDERS’ EQUITY		11,758,772	7,303,815

LIABILITIES
Non-current liabilities
Provisions	17	731,693	2,146,700
Contract liabilities	25	30,461	27,720
Deferred income tax liabilities, net	18	89,841	1,001,920
Income tax liability		2,755	3,508
Taxes payable	19	228	144
Salaries and social security	20	7,946	370
Lease liabilities	21	280,905	261,770
Loans	22	6,655,796	5,391,865
Other liabilities	23	69,194	90,185
Accounts payable	24	5,292	4,336

Total non-current liabilities		7,874,111	8,928,518

Current liabilities
Liabilities directly associated with assets held for sale	9	2,135,544	-
Provisions	17	180,385	146,129
Contract liabilities	25	74,846	55,313
Income tax liability		89,817	25,143
Taxes payable	19	251,854	112,521
Salaries and social security	20	377,111	169,184
Lease liabilities	21	286,885	274,828
Loans	22	1,775,089	1,217,206
Other liabilities	23	175,434	98,476
Accounts payable	24	2,886,387	1,870,990

Total current liabilities		8,233,352	3,969,790

TOTAL LIABILITIES		16,107,463	12,898,308

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,866,235	20,202,123

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
	Notes	2024	2023	2024	2023
Net income

Revenues	25	13,050,823	3,330,718	5,058,762	1,473,630
Costs	26	(9,179,609)	(2,745,702)	(3,532,607)	(1,250,786)

Gross profit		3,871,214	585,016	1,526,155	222,844

Selling expenses	27	(1,433,817)	(359,008)	(526,528)	(160,553)
Administrative expenses	27	(524,334)	(140,246)	(216,433)	(68,062)
Exploration expenses	27	(119,862)	(11,032)	(24,122)	(5,487)
Impairment of property, plant and equipment and inventories write-down	9-12	(24,896)	(176,769)	(20,740)	(176,769)
Other net operating results	28	(42,311)	3,901	(44,758)	1,640

Operating profit / (loss)		1,725,994	(98,138)	693,574	(186,387)

Income from equity interests in associates and joint ventures	11	225,507	51,978	99,532	13,182

Financial income	29	78,787	65,033	17,908	35,635
Financial costs	29	(777,953)	(225,052)	(245,518)	(103,561)
Other financial results	29	243,735	314,337	87,460	169,176

Net financial results	29	(455,431)	154,318	(140,150)	101,250

Net profit / (loss) before income tax		1,496,070	108,158	652,956	(71,955)

Income tax	18	929,100	(28,758)	756,209	7,557

Net profit / (loss) for the period		2,425,170	79,400	1,409,165	(64,398)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(77,494)	(98,006)	(25,216)	(49,826)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		487,428	112,110	100,684	52,207
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		1,620,440	1,925,176	621,269	1,054,844

Other comprehensive income for the period		2,030,374	1,939,280	696,737	1,057,225

Total comprehensive income for the period		4,455,544	2,018,680	2,105,902	992,827

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		2,387,951	66,714	1,393,486	(65,579)
Non-controlling interest		37,219	12,686	15,679	1,181
Other comprehensive income for the period attributable to:
Shareholders of the parent company		1,946,892	1,921,562	678,923	1,048,339
Non-controlling interest		83,482	17,718	17,814	8,886
Total comprehensive income for the period attributable to:
Shareholders of the parent company		4,334,843	1,988,276	2,072,409	982,760
Non-controlling interest		120,701	30,404	33,493	10,067
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	6,090.72	170.37	3,552.91	(167.55)

(1) Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2) Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2024
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	6,078	14	23	855		(5,635)	(387)	640	5,507
Accrual of share-based benefit plans (3)	-	-	-	-	4,119		-	-	-	4,119
Settlement of share-based benefit plans	3	5	(3)	(5)	(3,466)		(3,669)	2,429	-	(4,706)
Reversal of reserves and absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Constitution of reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,922	6,083	11	18	1,508		(9,304)	2,042	640	4,920

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	634,747	182,371	4,297,009	28,243	3,077,042		(1,003,419)	7,221,500	82,315	7,303,815
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	4,119	-	4,119
Settlement of share-based benefit plans	-	-	-	-	-		-	(4,706)	-	(4,706)
Reversal of reserves and absorption of accumulated losses (5)	-	(182,371)	(4,297,009)	(28,243)	-		4,507,623	-	-	-
Constitution of reserves (5)	-	-	3,418,972	28,745	-		(3,447,717)	-	-	-
Other comprehensive income	127,525	-	685,712	5,773	948,446		179,436	1,946,892	83,482	2,030,374
Net profit for the period	-	-	-	-	-		2,387,951	2,387,951	37,219	2,425,170

Balance at the end of the period	762,272	-	4,104,684	34,518	4,025,488	(1)	2,623,874	11,555,756	203,016	11,758,772

(1)    Includes 4,359,209 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35.k)), (1,890,429) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,387,801) corresponding to the effect of the translation to YPF´s presentation currency) and 1,556,708 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 863,151 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.

(4)    Includes 68,008 and 56,487 restricted to the distribution of retained earnings as of September 30, 2024 and December 31, 2023, respectively. See Note 30 to the annual consolidated financial statements.

(5) As decided in the Shareholders’ Meeting on April 26, 2024.

HORACIO DANIEL MARÍN President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)	(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	392		-	-	-	392
Settlement of share-based benefit plans	4	5	(4)	(5)	(543)		(1,062)	(273)	-	(1,878)
Constitution of reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,919	6,077	14	24	138		(5,561)	(431)	640	4,820

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	392	-	392
Settlement of share-based benefit plans	-	-	-	-	-		-	(1,878)	-	(1,878)
Constitution of reserves (5)	-	40,000	942,959	6,215	-		(989,174)	-	-	-
Other comprehensive income	135,602	38,976	918,212	6,016	686,299		136,457	1,921,562	17,718	1,939,280
Net profit for the period	-	-	-	-	-		66,714	66,714	12,686	79,400

Balance at the end of the period	274,877	78,976	1,861,171	12,231	1,390,534	(1)	215,211	3,837,820	47,678	3,885,498

(1)    Includes 1,569,103 corresponding to the effect of the translation of the shareholders’ contributions (see Note 35.k)), (600,705) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (421,689) corresponding to the effect of the translation to YPF´s presentation currency) and 422,136 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 238,070 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.

(4)    Includes 24,462 and 12,040 restricted to the distribution of retained earnings as of September 30, 2023 and December 31, 2022, respectively. See Note 30 to the annual consolidated financial statements.

(5) As decided in the Shareholders’ Meeting on April 28, 2023.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

7

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities
Net profit	2,425,170	79,400
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(225,507)	(51,978)
Depreciation of property, plant and equipment	1,539,948	573,731
Amortization of intangible assets	28,314	8,439
Depreciation of right-of-use assets	178,540	40,687
Retirement of property, plant and equipment and intangible assets and consumption of materials	334,451	66,701
Charge on income tax	(929,100)	28,758
Net increase in provisions	468,893	76,787
Impairment of property, plant and equipment and inventories write-down	24,896	176,769
Effect of changes in exchange rates, interest and others	360,578	(71,488)
Share-based benefit plans	4,119	3,803
Changes in assets and liabilities:
Trade receivables	(828,591)	(67,263)
Other receivables	(329,251)	17,230
Inventories	(40,220)	3,653
Accounts payable	705,173	192,292
Taxes payables	101,887	834
Salaries and social security	165,687	13,333
Other liabilities	(38,901)	13,934
Decrease in provisions due to payment/use	(109,421)	(118,900)
Contract assets	(29,450)	(3,956)
Contract liabilities	14,023	20,706
Dividends received	116,435	58,450
Proceeds from collection of profit loss insurance	-	62
Income tax payments	(24,004)	(3,288)

Net cash flows from operating activities (1) (2)	3,913,669	1,058,696

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(3,747,844)	(1,017,251)
Additions of assets held for sale	(159,993)	-
Contributions and acquisitions of interests in associates and joint ventures	-	(1,174)
Proceeds from sales of financial assets	183,603	137,419
Payments from purchase of financial assets	(190,319)	(66,621)
Interests received from financial assets	28,859	18,548
Proceeds from concessions, assignment agreements and sale of assets	57,429	3,392

Net cash flows used in investing activities	(3,828,265)	(925,687)

Financing activities: (3)
Payments of loans	(1,800,992)	(280,920)
Payments of interests	(537,420)	(124,069)
Proceeds from loans	2,355,129	585,687
Account overdraft, net	(45,089)	(2,898)
Payments of leases	(260,023)	(65,441)
Payments of interests in relation to income tax	(2,362)	(1,658)

Net cash flows (used in) / from financing activities	(290,757)	110,701

Effect of changes in exchange rates on cash and cash equivalents	148,520	72,171

(Decrease) / Increase in cash and cash equivalents	(56,833)	315,881

Cash and cash equivalents at the beginning of the fiscal year	905,956	136,874
Cash and cash equivalents at the end of the period	849,123	452,755

(Decrease) / Increase in cash and cash equivalents	(56,833)	315,881

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 94,238 and 36,141 for the nine-month periods ended September 30, 2024 and 2023, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	425,932	190,543
Unpaid additions of assets held for sale	20,934	-
Additions of right-of-use assets	151,247	49,100
Capitalization of depreciation of right-of-use assets	41,688	12,372
Capitalization of financial accretion for lease liabilities	4,697	2,310

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2024:

(1) Held directly and indirectly. (2) See Note 35.c.3), section “Note from ENARGAS related to YPF’s interest in Metrogas”, to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of September 30, 2024, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Downstream
-	Gas and Power
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2024, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2023 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2024, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2024, does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV Rules, the Company must present its financial statements in pesos.

Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37 of these condensed interim consolidated financial statements and Note 37 to the annual consolidated financial statements. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payment”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective benefit plan.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

Adoption of new standards and interpretations effective as from January 1, 2024

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2024, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB as of January 1, 2024, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV Rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable to fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be grouped into 2 main groups:

-

Group income and expenses into 3 defined categories: (i) operating; (ii) financing and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

Provide more information about the performance measures defined by management, which, although not mandatory, in the event of including this type of measures, the entity must disclose the reason why said measures are useful to financial statements users, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

•	IFRS 19 “Subsidiaries without public accountability: Disclosures”

In May 2024, the IASB issued IFRS 19 with the objective of allowing the option to apply simplified disclosure requirements in the financial statements of subsidiaries without public accountability and with a parent company, ultimate or intermediate, that prepares consolidated financial statements for public use in accordance with IFRS. Its application is optional for fiscal years beginning on or after January 1, 2027.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 19 on the financial statements of its subsidiaries.

•	Amendments to IFRS 9 “Financial instruments” and IFRS 7 “Financial instruments: Disclosures” - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

•	Annual improvements to IFRS - Volume 11

In July 2024, the IASB issued the cycle of annual improvements Volume 11 which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting Standard	Subject of amendments
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing NIIF 7	Disclosure of deferred difference between fair value and transaction Price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a ‘de facto agent’
IAS 7 “Statement of cash flows”	Cost method

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2023 and to the nine-month period ended September 30, 2023 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 25 as mentioned in Note 5 to the annual consolidated financial statements and Note 6.

Additionally, from this fiscal year, the Group has made a change in the presentation of the items in the “Financial results, net” line item in the statement of comprehensive income (see Note 29). This change is intended to provide more relevant and detailed information on the origin of financial results and the effects of transactions or conditions that affect the financial situation, financial performance, and cash flows of the Group such as interests and exchange differences generated by loans, among others; and improve the comparability of the Group’s financial statements with its peers. The comparative information for the nine and three-month periods ended September 30, 2023 has been restated. “Financial income” line item in the statement of comprehensive income decreased by 561,806 and 288,907, for the nine and three-month periods ended September 30, 2023, respectively; “Financial costs” line item in the statement of comprehensive income decreased by 398,713 and 188,197, for the nine and three-month periods ended September 30, 2023, respectively; and “Other financial results” line item in the statement of comprehensive income increased by 163,093 and 100,710, for the nine and three-month periods ended September 30, 2023, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, Net financial results and net profit or loss.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4. ACQUISITIONS AND DISPOSALS

Dissolution of the company YPF International

On May 6, 2024, the Plurinational Service of Registry of Commerce (“SEPREC” by its acronym in Spanish) of Bolivia approved the dissolution and liquidation of YPF International.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2024, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

●	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17 and 33.

The Group monitors compliance with covenants on a quaterly basis. As of September 30, 2024, the Group is in compliace with its covenants.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segment structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation of fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the crude oil produced to the Downstream business segment; and (ii) the sale of the natural gas produced and the natural gas retained in plant to the Gas and Power business segment.

It incurs all costs related to the activities mentioned above.

On July 1, 2024, certain assets related to the production of frac sand for well-drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal year ended December 31, 2023 and the period ended September 30, 2023, has been restated.

•	Downstream

The Downstream business segment performs activities related to: (i) crude oil refining and the production of petrochemical products; (ii) logistics related to the transportation of crude oil to the refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of refined and petrochemical products obtained from such processes; (iv) commercialization of crude oil; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies.

It incurs all costs related to the activities mentioned above, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gasoline and natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power business segment; and (iii) propane and butane to be commercialized from the Gas and Power business segment.

•	Gas and Power

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment and its commercialization; (ii) commercial and technical operation of the LNG regasification terminal in Escobar by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of natural gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, the Gas and Power business segment undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and natural gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and the Downstream business segment, the distribution of natural gas through our subsidiary Metrogas, the sale of natural gasoline, propane and butane to the Downstream business segment and the provision of LNG regasification services.

It incurs all costs related to the activities mentioned above, including the purchase of natural gas and natural gas retained in plant from the Upstream business segment.

•	Central Administration and Others

It covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

On July 1, 2024, certain assets related to the production of frac sand for well-drilling/fracking purposes, which were formerly included in Upstream business segment, were assigned to Central Administration and Others. In addition, the comparative information for fiscal year ended December 31, 2023 and the period ended September 30, 2023, has been restated.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2024
Revenues	37		11,813	2,102	590	-	14,542	13,050,823
Revenues from intersegment sales	6,269		53	299	769	(7,390)	-	-

Revenues	6,306		11,866	2,401	1,359	(7,390)	14,542	13,050,823

Operating profit or loss	1,095	(3)	1,116	124	(216)	(109)	2,010	1,725,994
Income from equity interests in associates and joint ventures	-		19	244	-	-	263	225,507

Net financial results							(583)	(455,431)
Net profit before income tax							1,690	1,496,070
Income tax							987	929,100
Net profit for the period							2,677	2,425,170

Acquisitions of property, plant and equipment	3,023		843	74	72	-	4,012	3,748,463
Acquisitions of right-of-use assets	60		81	23	-	-	164	151,247

Other income statement items
Depreciation of property, plant and equipment (2)	1,279		346	41	66	-	1,732	1,539,948
Amortization of intangible assets	-		21	10	-	-	31	28,314
Depreciation of right-of-use assets	118		60	23	-	-	201	178,540
Impairment of property, plant and equipment and inventories write-down (4)	21		-	-	5	-	26	24,896

Balance as of September 30, 2024
Assets	12,684		10,252	3,811	2,233	(222)	28,758	27,866,235

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2023
Revenues	26		10,988	1,774	329	-	13,117	3,330,718
Revenues from intersegment sales	5,507		80	282	788	(6,657)	-	-

Revenues	5,533		11,068	2,056	1,117	(6,657)	13,117	3,330,718

Operating profit or loss	(209)	(3)	441	37	(256)	156	169	(98,138)
Income from equity interests in associates and joint ventures	-		21	206	-	-	227	51,978

Net financial results							348	154,318
Net profit before income tax							744	108,158
Income tax							(160)	(28,758)
Net profit for the period							584	79,400

Acquisitions of property, plant and equipment	3,130		817	136	135	-	4,218	1,127,262
Acquisitions of right-of-use assets	142		19	18	-	-	179	49,100

Other income statement items
Depreciation of property, plant and equipment (2)	1,854		346	40	58	-	2,298	573,731
Amortization of intangible assets	-		22	8	-	-	30	8,439
Depreciation of right-of-use assets	98		54	14	-	(1)	165	40,687
Impairment of property, plant and equipment (4)	506		-	-	-	-	506	176,769

Balance as of December 31, 2023
Assets	10,869		9,916	2,282	2,086	(118)	25,035	20,202,123

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (56) million and US$ (15) million of unproductive exploratory drillings as of September 30, 2024 and 2023.
(4)	See Notes 2.b.8), 2.c) and 8 to the annual consolidated financial statements and Note 12.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2024 and December 31, 2023, and their allocation to their fair value levels:

	As of September 30, 2024
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	293,616	-	-	293,616
- NO	11,065	-	-	11,065

	304,681	-	-	304,681

Cash and cash equivalents:
- Mutual funds	202,156	-	-	202,156

	202,156	-	-	202,156

	506,837	-	-	506,837

	As of December 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	91,604	-	-	91,604
- NO	-	-	-	-

	91,604	-	-	91,604

Cash and cash equivalents:
- Mutual funds	76,949	-	-	76,949

	76,949	-	-	76,949

	168,553	-	-	168,553

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the nine-month period ended September 30, 2024, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the nine-month period ended September 30, 2024, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 8,381,414 and 6,090,387 as of September 30, 2024 and December 31, 2023, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.  INTANGIBLE ASSETS

	September 30, 2024	December 31, 2023
Net book value of intangible assets	432,803	328,574
Provision for impairment of intangible assets	(38,495)	(32,057)

	394,308	296,517

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836
Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	15,827	-	1,665	17,492
Translation effect	597,564	69,276	236,678	903,518
Adjustment for inflation (1)	-	-	29,098	29,098
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	8,805	-	6,311	15,116
Translation effect	439,609	-	227,961	667,570
Adjustment for inflation (1)	-	-	13,845	13,845
Decreases, reclassifications and other movements	-	-	-	-

Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	47,104	-	2,514	49,618
Translation effect	160,209	17,820	60,955	238,984
Adjustment for inflation (1)	-	-	45,185	45,185
Decreases, reclassifications and other movements	-	-	(31)	(31)

Accumulated amortization
Increases	17,816	-	10,498	28,314
Translation effect	115,739	-	58,773	174,512
Adjustment for inflation (1)	-	-	26,701	26,701
Decreases, reclassifications and other movements	-	-	-	-

Cost	985,883	106,557	456,257	1,548,697
Accumulated amortization	701,465	-	414,429	1,115,894
Balance as of September 30, 2024	284,418	106,557	41,828	432,803

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	September 30, 2024	December 31, 2023
Net book value of property, plant and equipment	18,194,617	16,568,207
Provision for obsolescence of materials and equipment	(197,243)	(137,679)
Provision for impairment of property, plant and equipment	(456,665)	(2,137,101)

	17,540,709	14,293,427

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	476	410,064	28,572	4,713	399,126	1,449,234	43,380	2,094	2	-	6,160	2,343,821
Translation effect	740,062	32,899,284	5,592,370	364,539	810,807	3,080,941	62,942	520,981	869,318	-	409,631	45,350,875
Adjustment for inflation (1)	85,662	-	-	26,522	9,196	22,135	-	14,415	-	433,540	105,507	696,977
Decreases, reclassifications and other movements	9,141	671,825	34,455	56,467	(272,424)	(666,690)	(7,763)	15,754	8,713	14,559	(2,370)	(138,333)

Accumulated depreciation
Increases	9,712	799,009	107,853	11,660	-	-	-	11,237	19,124	8,011	13,087	979,693
Translation effect	375,211	27,962,627	3,646,639	207,294	-	-	-	476,315	611,179	-	319,916	33,599,181
Adjustment for inflation (1)	46,142	-	-	17,401	-	-	-	12,880	-	218,230	71,627	366,280
Decreases, reclassifications and other movements	(220)	(21,601)	-	(2,133)	-	-	-	-	(2,234)	(26)	(596)	(26,810)

Cost	1,082,634	42,849,530	7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745	4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	140	-	54,173	14,178	913,699	2,662,207	96,134	1,272	-	-	6,660	3,748,463
Translation effect	174,669	5,200,605	1,463,485	98,459	204,810	716,231	6,119	130,979	229,061	-	102,314	8,326,732
Adjustment for inflation (1)	134,582	-	-	43,260	14,460	21,409	-	27,523	-	663,492	160,002	1,064,728
Decreases, reclassifications and other movements	(98,085)	(22,080,231)	118,007	(41,605)	(745,892)	(2,047,705)	(105,355)	(14,850)	61,805	2,855	(16,028)	(24,967,084)	(2)

Accumulated depreciation
Increases	18,986	1,401,768	233,653	26,910	-	-	-	25,139	43,362	18,219	23,225	1,791,262
Translation effect	89,452	4,177,890	970,860	49,065	-	-	-	119,526	162,517	-	79,767	5,649,077
Adjustment for inflation (1)	70,907	-	-	28,938	-	-	-	19,816	-	334,647	113,968	568,276
Decreases, reclassifications and other movements	(60,138)	(21,265,139)	(22)	(62,834)	-	-	-	(40,985)	(2,910)	(2,754)	(27,404)	(21,462,186)	(2)

Cost	1,293,940	25,969,904	8,827,509	659,939	1,544,816	5,925,193	101,939	845,388	1,406,864	1,319,519	936,819	48,831,830
Accumulated depreciation	673,843	20,543,264	5,931,769	339,941	-	-	-	758,928	994,967	679,554	714,947	30,637,213

Balance as of September 30, 2024	620,097	5,426,640	2,895,740	319,998	1,544,816	5,925,193	101,939	86,460	411,897	639,965	221,872	18,194,617

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 24,587,477 and 21,406,182 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2024 and 2023, the rate of capitalization was 7.44% and 8.26%, respectively, and the amount capitalized amounted to 4,106 and 3,286, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2022	26,671

Increases charged to profit or loss	8,914
Applications due to utilization	(1,113)
Translation effect	102,592
Adjustment for inflation (1)	615

Balance as of December 31, 2023	137,679

Increases charged to profit or loss	30,684
Applications due to utilization	-
Translation effect	27,878
Adjustment for inflation (1)	1,002

Balance as of September 30, 2024	197,243

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2022	106,234

Increases charged to profit or loss (1)	1,614,373
Depreciation (2)	(72,219)
Translation effect	485,524
Adjustment for inflation (3)	3,189
Reclassifications	-

Balance as of December 31, 2023	2,137,101

Increases charged to profit or loss	4,643
Depreciation (2)	(251,314)
Translation effect	153,044
Adjustment for inflation (3)	4,415
Reclassifications (4)	(1,591,224)

Balance as of September 30, 2024	456,665

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	Includes 1,591,224 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 39 to the annual consolidated financial statements.

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. Accordingly, the assets were reclassified from “Property, plant and equipment” line item to “Assets held for sale” line item and the related provision for hydrocarbon wells abandonment obligations to “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

The carrying amount of the assets may be adjusted in future periods depending on the results of the disposition process conducted by YPF and the financial consideration to be agreed with third parties for such assets. In addition, the closing of such dispositions will be subject to the fulfillment of customary closing conditions, including applicable regulatory approvals. See Notes 2.b.13) and 39 to the annual consolidated financial statements and Note 34.b).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10.  RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,405	37,683	95,298	529	93,968	230,883
Translation effect	26,726	346,814	220,773	47,955	242,762	885,030
Adjustment for inflation (1)	313	-	-	8,705	-	9,018
Decreases, reclassifications and other movements	(3,085)	(15,108)	(759)	-	-	(18,952)

Accumulated depreciation
Increases	1,870	35,733	12,964	3,754	32,188	86,509
Translation effect	14,170	248,121	153,258	23,738	162,802	602,089
Adjustment for inflation (1)	304	-	-	5,070	-	5,374
Decreases, reclassifications and other movements	(119)	(1,309)	-	-	-	(1,428)

Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	7,843	2,822	78,519	493	61,570	151,247
Translation effect	7,591	91,540	76,258	12,444	82,819	270,652
Adjustment for inflation (1)	492	-	-	12,908	-	13,400
Decreases, reclassifications and other movements	-	(13,635)	(52,954)	-	(10,523)	(77,112)

Accumulated depreciation
Increases	5,231	70,970	56,995	7,432	79,600	220,228
Translation effect	4,283	74,083	44,767	6,869	52,271	182,273
Adjustment for inflation (1)	490	-	-	8,754	-	9,244
Decreases, reclassifications and other movements	-	(13,635)	(52,954)	-	(10,523)	(77,112)

Cost	49,106	537,634	467,325	100,616	536,266	1,690,947
Accumulated depreciation	29,547	467,234	252,081	63,423	345,925	1,158,210

Balance as of September 30, 2024	19,559	70,400	215,244	37,193	190,341	532,737

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Amount of investments in associates	175,857	114,767
Amount of investments in joint ventures	1,624,307	1,237,114

	1,800,164	1,351,881

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the nine-month period ended September 30, 2024 and as of the year ended December 31, 2023 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	(30,909)
Distributed dividends	(59,949)
Translation differences	1,069,951
Adjustment for inflation (1)	34,439

Balance as of December 31, 2023	1,351,881

Acquisitions and contributions	-
Income on investments in associates and joint ventures	225,507
Distributed dividends	(116,843)
Translation differences	275,896
Adjustment for inflation (1)	63,723

Balance as of September 30, 2024	1,800,164

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2024	2023	2024	2023
Net income	1,164	7,837	224,343	44,141
Other comprehensive income	61,198	28,189	278,421	282,649

Comprehensive income	62,362	36,026	502,764	326,790

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of September 30, 2024 and December 31, 2023, as well as the results for the nine-month periods ended September 30, 2024 and 2023, are detailed below:

	September 30, 2024 (1)	December 31, 2023 (1)
Total non-current assets	2,024,190	1,695,838
Cash and cash equivalents	243,074	92,268
Other current assets	214,915	122,840
Total current assets	457,989	215,108

Total assets	2,482,179	1,910,946

Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	693,637	581,324
Other non-current liabilities	156,642	164,041
Total non-current liabilities	850,279	745,365
Financial liabilities (excluding items “Accounts payable”, “Provisions” and “Other liabilities”)	259,090	151,832
Other current liabilities	135,368	115,508
Total current liabilities	394,458	267,340

Total liabilities	1,244,737	1,012,705

Total shareholders’ equity (2)	1,237,442	898,241

Dividends received	-	9,000

	For the nine-month periods ended September 30,
	2024 (1)	2023 (1)
Revenues	348,995	96,985
Interest income	23,345	8,514
Depreciation and amortization	(100,071)	(24,066)
Interest loss	(41,539)	(10,536)
Income tax	33,255	(9,021)
Operating profit	135,473	54,993
Net profit	151,144	19,607
Other comprehensive income	188,057	204,878

Total comprehensive income	339,201	224,485

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. INVENTORIES

	September 30, 2024		December 31, 2023
Finished goods	1,060,114		849,245
Crude oil and natural gas	428,708	(2)	408,998
Products in process	49,082		36,397
Raw materials, packaging materials and others	121,888		63,076
	1,659,792	(1)	1,357,716	(1)

(1)	As of September 30, 2024 and December 31, 2023, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 20,253 corresponding to the inventories write-down, see Note 2.b.8) to the annual consolidated financial statements.

13. OTHER RECEIVABLES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	3,085	21,556	-	8,942
Tax credit and export rebates	110,267	147,458	66,473	35,318
Loans and balances with related parties (1)	142,730	9,608	34,964	5,338
Collateral deposits	2	13,055	2	10,651
Prepaid expenses	15,129	19,005	14,086	26,952
Advances and loans to employees	436	4,570	139	2,363
Advances to suppliers and custom agents (2)	-	101,468	-	68,177
Receivables with partners in JA	4,065	140,934	6,360	124,955
Miscellaneous	6,590	25,458	5,703	25,498
	282,304	483,112	127,727	308,194
Provision for other doubtful receivables	(513)	(188)	(441)	(287)
	281,791	482,924	127,286	307,907

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	39,973	1,930,940	34,983	823,385
Provision for doubtful trade receivables	(9,788)	(55,230)	(9,788)	(37,652)
	30,185	1,875,710	25,195	785,733

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		9,443
Decreases charged to income	-		(638)
Applications due to utilization	-		(1,945)
Net exchange and translation differences	-		18,982
Result from net monetary position (1)	-		(1,600)
Balance as of December 31, 2023	9,788	(2)	37,652

Increases charged to expenses	-		63,891	(3)
Decreases charged to income	-		(5,329)
Applications due to utilization	-		(43,164)	(3)
Net exchange and translation differences	-		3,963
Result from net monetary position (1)	-		(1,783)
Balance as of September 30, 2024	9,788	(2)	55,230

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	-	-	79,967
Private securities - NO and stock market promissory notes	-	3,852	6,738	3,116
Term deposits	-	-	-	37,987	(2)
	-	3,852	6,738	121,070
Investments at fair value through profit or loss
Public securities (1)	-	293,616	-	91,604
Private securities - NO and stock market promissory notes	-	11,065	-	-
	-	304,681	-	91,604
	-	308,533	6,738	212,674

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	September 30, 2024	December 31, 2023
Cash and banks (1)	343,841	185,879
Short-term investments (2) (3)	303,126	643,128
Financial assets at fair value through profit or loss (4)	202,156	76,949

	849,123	905,956

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 55,619 and 586,477 of BCRA bills as of September 30, 2024 and December 31, 2023, respectively.
(3)	Includes 159,328 and 36,129 of term deposits and other investments with the BNA as of September 30, 2024 and December 31, 2023, respectively.
(4)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current		Current		Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2022	101,083		3,719		16,990	8,083	337,140	23,179	455,213	34,981

Increases charged to expenses	30,572		1,364		24,013	-	77,729	-	132,314	1,364
Decreases charged to income	(7,364)		(3,319)		-	-	(8,624)	-	(15,988)	(3,319)
Applications due to utilization	(685)		(89,490)	(3)	-	(15,019)	-	(40,846)	(685)	(145,355)
Net exchange and translation differences	28,873		35,396		32,566	152	1,275,377	82,461	1,336,816	118,009
Result from net monetary position (1)	(1,341)		-		-	-	-	-	(1,341)	-
Reclassifications and other movements	(97,750)	(2)	69,198		(34,708)	34,708	372,829	36,543	240,371	140,449
Balance as of December 31, 2023	53,388		16,868		38,861	27,924	2,054,451	101,337	2,146,700	146,129

Increases charged to expenses	59,785		306		92,241	-	95,883	-	247,909	306
Decreases charged to income	(4,072)		-		(437)	-	-	-	(4,509)	-
Applications due to utilization	(2,647)		(7,094)		-	(38,641)	-	(23,808)	(2,647)	(69,543)
Net exchange and translation differences	4,754		3,241		12,000	-	163,876	20,350	180,630	23,591
Result from net monetary position (1)	(2,064)		-		-	-	-	-	(2,064)	-
Reclassifications and other movements (4)	(6,924)		6,496		(102,858)	49,598	(1,724,544)	23,808	(1,834,326)	79,902
Balance as of September 30, 2024	102,220		19,817		39,807	38,881	589,666	121,687	731,693	180,385

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 27,985 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with TGN and 60,033 reclassified as current “Provision for lawsuits and contingencies” due to the Trust Settlement Agreement, see Notes 16.a.2) and 32 to the annual consolidated financial statements, respectively.

(3)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 32 to the annual consolidated financial statements.
(4)

Includes 1,700,736 and 53,260 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 38 to the annual consolidated financial statements and Note 9.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

17. PROVISIONS (cont.)

Provisions are described in Note 16 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024 are described below:

17.a) Provision for lawsuits and contingencies

Environmental claims

•	La Plata

On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants filed an extraordinary appeal to the CSJN and, as of the date of issuance of these condensed interim consolidated financial statements, such appeal is pending resolution.

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

In relation to such tax criteria, the income tax expense contemplates the application of the integral inflation adjustment mechanism applicable to property, plant and equipment, and the indexation of the accumulated tax losses carryforward until the concurrence of the projected tax result of the fiscal year 2024, all considering that the assumption of confiscation would be verified in accordance with the jurisprudence of the CSJN in force as of the date of issuance of these consolidated financial statements.

The Group considers having strong arguments to successfully defend such assumed tax criteria, in the event of a possible controversy with the tax authorities, in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments”. As of September 30, 2024, the assumed tax criteria generates a profit of 365,505.

The income tax charge for the nine-month period ending September 30, 2024 is a profit of 929,100. The amount accrued for the nine-month periods ending September 30, 2024 and 2023 is as follows:

	For the nine-month periods ended September 30,
	2024	2023
Current income tax	(84,685)	(10,869)
Deferred income tax	1,013,785	(17,889)
	929,100	(28,758)

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. INCOME TAX (cont.)

The reconciliation between the income tax charge for the nine-month periods ended September 30, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month periods ended September 30,
	2024	2023
Net profit before income tax	1,496,070	108,158
Average tax rate (1)	26.93%	28.22%
Average tax rate applied to net profit before income tax	(402,892)	(30,521)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	1,877,222	(47,681)
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(1,288,020)	127,741
Effect of the valuation of inventories	(91,852)	(81,076)
Income on investments in associates and joint ventures	56,377	12,995
Effect of tax rate change (3)	398,466	(36,933)
Effect of application of indexation mechanisms	365,505	-
Miscellaneous	14,294	26,717	(4)
Income tax	929,100	(28,758)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal, see Note 35.e.1) to the annual consolidated financial statements.
(4)	Includes 32,571 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.

The breakdown of the Group’s deferred tax assets and liabilities as of September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024		December 31, 2023
Deferred tax assets
Provisions and other non-deductible liabilities	160,983		91,287
Property, plant and equipment and others (1)	551,536		-
Lease liabilities	198,727		187,810
Tax losses carryforward	11,093		1,438,394
Miscellaneous	1,087		457
Total deferred tax assets	923,426		1,717,948

Deferred tax liabilities
Property, plant and equipment and others (2)	(283,197)		(1,625,795)
Adjustment for tax inflation (3)	(452,259)		(870,276)
Right-of-use assets	(185,836)		(178,214)
Miscellaneous	(27,160)		(31,417)
Total deferred tax liabilities	(948,452)		(2,705,702)
Total Net deferred tax	(25,026)	(4)	(987,754)

(1)	Includes the deferred tax corresponding to property, plant and equipment and assets held for sale.
(2)	Includes the deferred tax corresponding to property, plant and equipment, intangible assets and inventories.
(3)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(4)

Includes (53,784) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

As of September 30, 2024 and December 31, 2023, the causes that generated imputations within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of September 30, 2024 and December 31, 2023 the Group has classified as deferred tax assets 64,815 and 14,166, respectively, and as deferred tax liability 89,841 and 1,001,920, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19. TAXES PAYABLE

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
VAT	-	31,403	-	18,193
Withholdings and perceptions	-	49,491	-	16,664
Royalties	-	89,266	-	60,775
Fuels tax	-	52,855	-	-
Turnover tax	-	11,563	-	5,646
Miscellaneous	228	17,276	144	11,243

	228	251,854	144	112,521

20. SALARIES AND SOCIAL SECURITY
	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Salaries and social security	-	150,280	-	46,897
Bonuses and incentives provision	-	140,445	-	83,152
Cash-settled share-based payments provision (2)	7,103	-	-	-
Vacation provision	-	80,606	-	36,697
Other employee benefits (1)	843	5,780	370	2,438

	7,946	377,111	370	169,184

(1)	Includes the voluntary retirement plan executed by the Group.
(2)	Corresponding to the Value Generation Plan. See Note 37.

21. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023, are as follows:

Lease liabilities
Balance as of December 31, 2022	100,285

Leases increases	230,883
Financial accretions	22,286
Leases decreases	(17,492)
Payments	(106,401)
Net exchange and translation differences	306,800
Result from net monetary position (1)	237

Balance as of December 31, 2023	536,598

Leases increases	151,247
Financial accretions	48,683
Leases decreases	-
Payments	(260,023)
Net exchange and translation differences	91,277
Result from net monetary position (1)	8

Balance as of September 30, 2024	567,790

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

22. LOANS

					September 30, 2024			December 31, 2023
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
NO		-		-	-	-		-	48,699
Export pre-financing (5)	37.88%	-	37.88%	2025	-	29,784		-	-
Loans	40.48%	-	56.35%	2024-2026	21,296	3,950		7,445	12,432
Account overdrafts		-		-	-	-		-	45,089

					21,296	33,734		7,445	106,220

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2024-2047	5,986,665	1,233,266		4,995,741	619,128
Export pre-financing	1.90%	-	10.89%	2024-2025	-	350,206	(4)	82,380	440,168	(4)
Imports financing	8.80%	-	16.00%	2024-2026	18,832	17,231		-	-
Loans	0.00%	-	14.10%	2024-2030	604,778	67,977		306,299	51,690
Stock market promissory notes	0.00%	-	0.00%	2025-2026	24,225	72,675		-	-

					6,634,500	1,741,355		5,384,420	1,110,986

					6,655,796	1,775,089		5,391,865	1,217,206

(1)	Nominal annual interest rate as of September 30, 2024.
(2)	Disclosed net of 14,206 and 2,408 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2024, and December 31, 2023, respectively.
(3)

Includes 1,546,066 and 1,070,844 as of September 30, 2024, and December 31, 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 80,183 and 69,107 as of September 30, 2024, and December 31, 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2024 and for the fiscal year ended December 31, 2023:

Loans
Balance as of December 31, 2022	1,255,004

Proceeds from loans	745,594
Payments of loans	(422,145)
Payments of interest	(214,032)
Account overdrafts, net	32,602
Accrued interest (1)	228,060
Net exchange and translation differences	4,989,123
Result from net monetary position (2)	(5,135)

Balance as of December 31, 2023	6,609,071

Proceeds from loans	2,355,129
Payments of loans	(1,800,992)
Payments of interest	(537,420)
Account overdrafts, net	(45,089)
Accrued interest (1)	468,639
Net exchange and translation differences	1,381,608
Result from net monetary position (2)	(61)

Balance as of September 30, 2024	8,430,885

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

On August 29, 2024, the Company announced an offer for the purchase of the Class XXXIX and Class LIII NO due July 28, 2025 and July 21, 2027, respectively, for principal amount of U$S 500 million, having received and accepted purchase orders for U$S 334 million of the Class XXXIX NO and for U$S 166 million of the Class LIII NO, which were completely cancelled as of September 16, 2024 plus the corresponding interest.

On September 5, 2024 the Company announced an exchange offer for the Class XXXIX NO due July 2025 by offering additional Class XXXI NO, denominated and payable in U.S. dollars at a fixed rate of 8.75% maturing in September 2031 for a notional amount of up to U$S 500 million, extendable up to the maximum authorized amount. Having received offers for U$S 40 million on September 20, 2024 the Company canceled U$S 40 million of the Class XXXIX NO offered in exchange and issued additional new Class XXXI NO for an equivalent amount.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2024		December 31, 2023
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	14,359	602	11,957	199
April, February, October	2014/15/16	U.S. dollar	521	Class XXVIII	-	-	-	-	-	-	285,570
September	2014	Peso	1,000	Class XXXIV	-	-	-	-	-	-	222
April	2015	U.S. dollar	757	Class XXXIX	Fixed	8.50%	2025	-	744,716	913,283	33,424
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	629,075	8,078	658,914	19,867
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	513,334	10,653	427,352	1,198
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	385,192	8,735	320,687	306
July	2020	U.S. dollar	341	Class XIII	Fixed	8.50%	2025	-	41,360	34,377	71,124
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	123,884	226,199	247,642	190,000
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	733,269	15,756	611,517	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	538,340	-	446,746	8,513
February	2021	Peso	4,128	Class XIX	-	-	-	-	-	-	28,118
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	372,299	4,106	310,038	7,864
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	213,071	426	185,039	472
January, April	2023	Peso	15,761	Class XXII	-	-	-	-	-	-	20,359
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	146,979	127,132	-
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	36,355	67	30,275	56
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	253,640	3,891	211,699	535
September (2)	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	387,600	-	322,780	-
October (2)	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	146,686	-	136,303	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	765,877	15,516	-	-
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	171,329	3,681	-	-
July	2024	U.S. dollar	185	Class XXX	Fixed	1.00%	2026	180,890	71	-	-
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	521,465	2,430	-	-

								5,986,665	1,233,266	4,995,741	667,827

(1)	Nominal annual interest rate as of September 30, 2024.
(2)	During the nine-month period ended September 30, 2024, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. OTHER LIABILITIES

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	-	126,711	6,665	53,859
Liabilities for contractual claims (1)	69,194	43,666	83,520	39,309
Miscellaneous	-	5,057	-	5,308

	69,194	175,434	90,185	98,476

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	3,891	2,831,215	3,166	1,844,268
Guarantee deposits	465	3,395	391	2,840
Payables with partners of JA and other agreements	936	40,102	779	11,269
Miscellaneous	-	11,675	-	12,613

	5,292	2,886,387	4,336	1,870,990

(1)	See Note 36 for information about related parties.

25. REVENUES

	For the nine-month periods ended September 30,
	2024	2023
Revenue from contracts with customers	12,890,278	3,267,710
National Government incentives (1)	160,545	63,008

	13,050,823	3,330,718

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 24 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	4,403,367	-	-	4,403,367
Gasolines	-	2,648,143	-	-	2,648,143
Natural gas (1)	-	13,045	1,635,888	-	1,648,933
Crude oil	-	685,010	-	-	685,010
Jet fuel	-	626,086	-	-	626,086
Lubricants and by-products	-	357,592	-	-	357,592
LPG	-	302,393	-	-	302,393
Fuel oil	-	88,564	-	-	88,564
Petrochemicals	-	324,684	-	-	324,684
Fertilizers and crop protection products	-	242,305	-	-	242,305
Flours, oils and grains	-	296,476	-	-	296,476
Asphalts	-	55,447	-	-	55,447
Goods for resale at gas stations	-	85,660	-	-	85,660
Income from services	-	-	-	127,931	127,931
Income from construction contracts	-	-	-	288,180	288,180
Virgin naphtha	-	100,762	-	-	100,762
Petroleum coke	-	134,949	-	-	134,949
LNG regasification	-	-	38,954	-	38,954
Other goods and services	34,399	142,525	116,284	141,634	434,842

	34,399	10,507,008	1,791,126	557,745	12,890,278

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

	For the nine-month period ended September 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Diesel	-	1,202,617	-	-	1,202,617
Gasolines	-	625,149	-	-	625,149
Natural gas (1)	-	3,841	383,912	-	387,753
Crude oil	-	76,659	-	-	76,659
Jet fuel	-	183,715	-	-	183,715
Lubricants and by-products	-	111,123	-	-	111,123
LPG	-	70,784	-	-	70,784
Fuel oil	-	18,406	-	-	18,406
Petrochemicals	-	85,444	-	-	85,444
Fertilizers and crop protection products	-	111,959	-	-	111,959
Flours, oils and grains	-	49,486	-	-	49,486
Asphalts	-	33,146	-	-	33,146
Goods for resale at gas stations	-	29,715	-	-	29,715
Income from services	-	-	-	37,692	37,692
Income from construction contracts	-	-	-	37,614	37,614
Virgin naphtha	-	27,669	-	-	27,669
Petroleum coke	-	51,776	-	-	51,776
LNG regasification	-	-	9,395	-	9,395
Other goods and services	6,872	32,166	50,860	27,710	117,608

	6,872	2,713,655	444,167	103,016	3,267,710

(1)	Includes 1,120,514 and 273,488 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2024 and 2023, respectively.

Sales channels

	For the nine-month period ended September 30, 2024
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	4,654,821	-	-	4,654,821
Power plants	-	42,436	305,839	-	348,275
Distribution companies	-	-	234,625	-	234,625
Retail distribution of natural gas	-	-	341,633	-	341,633
Industries, transport and aviation	-	2,638,590	825,077	-	3,463,667
Agriculture	-	1,169,359	-	-	1,169,359
Petrochemical industry	-	454,699	-	-	454,699
Trading	-	1,129,044	-	-	1,129,044
Oil companies	-	134,189	-	-	134,189
Commercialization of LPG	-	112,228	-	-	112,228
Other sales channels	34,399	171,642	83,952	557,745	847,738

	34,399	10,507,008	1,791,126	557,745	12,890,278

	For the nine-month period ended September 30, 2023
	Upstream	Downstream	Gas and Power	Central Administration and Others	Total
Gas stations	-	1,199,191	-	-	1,199,191
Power plants	-	9,014	81,978	-	90,992
Distribution companies	-	-	37,221	-	37,221
Retail distribution of natural gas	-	-	76,279	-	76,279
Industries, transport and aviation	-	766,644	224,217	-	990,861
Agriculture	-	344,134	-	-	344,134
Petrochemical industry	-	117,922	-	-	117,922
Trading	-	180,344	-	-	180,344
Oil companies	-	27,225	-	-	27,225
Commercialization of LPG	-	26,378	-	-	26,378
Other sales channels	6,872	42,803	24,472	103,016	177,163

	6,872	2,713,655	444,167	103,016	3,267,710

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

25. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 10,960,006 and 2,929,897 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Sales in the international market amounted to 1,930,272 and 337,813 for the nine-month periods ended September 30, 2024 and 2023, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2024		December 31, 2023
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	39,973	1,826,451	33,270	801,715
Contract assets	-	37,194	-	7,744
Contract liabilities	30,461	74,846	27,720	55,313

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

During the nine-month periods ended September 30, 2024 and 2023 the Group has recognized 46,600 and 10,195, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

26. COSTS

	For the nine-month periods ended September 30,
	2024	2023
Inventories at beginning of year	1,357,716	307,766
Purchases	3,165,839	1,039,736
Production costs (1)	6,053,990	1,702,313
Translation effect	254,735	305,556
Inventories write-down	(20,253)	-
Adjustment for inflation (2)	27,374	6,868
Inventories at end of the period	(1,659,792)	(616,537)

	9,179,609	2,745,702

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month period ended September 30, 2024
	Production costs (2)	Administrative expenses (3) (4)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	710,231	209,519	98,560		9,766	1,028,076
Fees and compensation for services	43,185	165,513	31,396		179	240,273
Other personnel expenses	199,032	18,405	9,858		2,830	230,125
Taxes, charges and contributions	124,569	16,056	674,434	(1)	-	815,059
Royalties, easements and fees	767,690	-	1,319		1,850	770,859
Insurance	55,682	2,904	2,732		-	61,318
Rental of real estate and equipment	152,040	791	10,013		-	162,844
Survey expenses	-	-	-		24,245	24,245
Depreciation of property, plant and equipment	1,450,152	29,430	60,366		-	1,539,948
Amortization of intangible assets	18,553	9,417	344		-	28,314
Depreciation of right-of-use assets	170,485	32	8,023		-	178,540
Industrial inputs, consumable materials and supplies	369,499	2,861	5,425		1,896	379,681
Operation services and other service contracts	409,970	8,206	35,937		10,868	464,981
Preservation, repair and maintenance	1,080,214	26,183	29,848		11,951	1,148,196
Unproductive exploratory drillings	-	-	-		50,299	50,299
Transportation, products and charges	363,499	-	313,792		-	677,291
Provision for doubtful trade receivables	-	-	58,562		-	58,562
Publicity and advertising expenses	-	25,634	36,070		-	61,704
Fuel, gas, energy and miscellaneous	139,189	9,383	57,138		5,978	211,688

	6,053,990	524,334	1,433,817		119,862	8,132,003

(1)	Includes 150,025 corresponding to export withholdings and 402,194 corresponding to turnover tax.
(2)	Includes 28,368 corresponding to research and development activities.
(3)

Includes 6,762 corresponding to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position in relation with Value Generation Plan.

(4)

Includes 6,058 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2024, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 2,153 corresponding to fiscal year 2023 and to approve the sum of 10,190 as fees with respect to fees and remunerations for the fiscal year 2024.

	For the nine-month period ended September 30, 2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	198,595	51,291	25,647		2,288	277,821
Fees and compensation for services	8,834	44,769	9,196		43	62,842
Other personnel expenses	51,027	5,818	2,793		235	59,873
Taxes, charges and contributions	25,122	6,870	159,101	(1)	-	191,093
Royalties, easements and fees	191,091	-	347		378	191,816
Insurance	14,537	818	361		-	15,716
Rental of real estate and equipment	37,036	148	2,850		-	40,034
Survey expenses	-	-	-		2,249	2,249
Depreciation of property, plant and equipment	549,907	7,884	15,940		-	573,731
Amortization of intangible assets	5,512	2,851	76		-	8,439
Depreciation of right-of-use assets	38,371	17	2,299		-	40,687
Industrial inputs, consumable materials and supplies	101,754	1,054	2,485		59	105,352
Operation services and other service contracts	82,243	1,899	11,968		1,049	97,159
Preservation, repair and maintenance	263,458	7,750	8,210		183	279,601
Unproductive exploratory drillings	-	-	-		4,276	4,276
Transportation, products and charges	104,940	-	89,911		-	194,851
Provision for doubtful trade receivables	-	-	4,771		-	4,771
Publicity and advertising expenses	-	6,807	10,281		-	17,088
Fuel, gas, energy and miscellaneous	29,886	2,270	12,772		272	45,200

	1,702,313	140,246	359,008		11,032	2,212,599

(1)	Includes 17,462 corresponding to export withholdings and 113,640 corresponding to turnover tax.
(2)	Includes 8,213 corresponding to research and development activities.
(3)

Includes 1,139 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2024		2023
Lawsuits	(50,439)		(5,620)
Export Increase Program (1)	57,812		-
Miscellaneous	(49,684)	(2)	9,521

	(42,311)		3,901

(1)	See Note 35.g) to the annual consolidated financial statements.
(2)	Includes provision for indemnities.

29. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	24,860		43,475
Interest on trade receivables	45,202		20,509
Other financial income	8,725		1,049

Total financial income	78,787		65,033

Financial costs
Loan interest	(459,139)		(133,856)
Hydrocarbon well abandonment provision financial accretion	(233,627)	(1)	(48,788)
Other financial costs	(85,187)		(42,408)

Total financial costs	(777,953)		(225,052)

Other financial results
Exchange differences generated by loans	15,528		17,147
Exchange differences generated by cash and cash equivalents and investments in financial assets	(10,320)		(53,505)
Other exchange differences, net	60,584		199,451
Result on financial assets at fair value through profit or loss	125,928		59,943
Result from derivative financial instruments	173		1,793
Result from net monetary position	55,491		72,833
Export Increase Program (3)	2,646		-
Result from transactions with financial assets	(6,295)		16,675	(2)

Total other financial results	243,735		314,337

Total net financial results	(455,431)		154,318

(1)

Includes 137,744 corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 39 to the annual consolidated financial statements and Notes 9 and 17.

(2)	Includes 5,853 corresponding to the adjustment for inflation of the period.
(3)	See Note 35.g) to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT AGREEMENTS

The assets and liabilities as of September 30, 2024 and December 31, 2023, and expenses for the nine-month periods ended September 30, 2024 and 2023, of JA and other agreements in which the Group participates are as follows:

	September 30, 2024	December 31, 2023
Non-current assets (1)	5,865,730	4,233,352
Current assets	496,553	92,692

Total assets	6,362,283	4,326,044

Non-current liabilities	399,868	252,204
Current liabilities	697,248	390,142

Total liabilities	1,097,116	642,346

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JA and other agreements.

	For the nine-month periods ended September 30,
	2024	2023
Production cost	1,574,683	378,395
Exploration expenses	21,515	1,847

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of September 30, 2024, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2024, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 26, 2024, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF corresponding to the year ended on December 31, 2023 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for future dividends, the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,003,419; (iii) allocate the amount of 28,745 to constitute a reserve for purchase of treasury shares; and (iv) allocate the amount of 3,418,972 to constitute a reserve for investments.

During the nine-month periods ended September 30, 2024 and 2023, the Company has not repurchased any of its own shares.

32. EARNINGS PER SHARE

The following table shows the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2024	2023
Net profit	2,387,951	66,714
Weighted average number of shares outstanding	392,063,964	391,587,602
Basic and diluted earnings per share	6,090.72	170.37

There are no YPF financial instruments or other contracts outstanding that imply the existence of potential ordinary shares, thus the diluted earnings per share matches the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

Contingent liabilities are described in Note 33.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024, are described below:

Contentious claims

●	Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

The appeals filed by the parties in these proceedings (see Note 33.b.2) to the annual consolidated financial statements) were fully briefed by September 6, 2024. The Second Circuit Court of Appeals will set a date for oral argument.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requests that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024. The District Court may, but is not required to, hold oral argument prior to rendering a decision on the turnover motion. Furthermore, the District Court’s decision on the turnover motion may be appealed by Plaintiffs or the Republic in accordance with applicable procedural rules. YPF is not a party to the turnover motion.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an “alter ego” of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. To date, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic, and the District Court’s order on discovery is not a ruling accepting Plaintiffs’ alter ego theory.

On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition and YPF filed its reply. On August 29, 2024, the District Court adjourned the oral argument initially scheduled for September 3, 2024, without setting a new date.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2023 are described in Note 34.a) to the annual consolidated financial statements. During the nine-month period ended September 30, 2024, there were no significant updates.

34.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments are described in Note 34.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2024, are described below:

Andes Project

In August and September 2024 YPF signed assignment agreements for 9 asset groups (25 conventional areas), subject to the fulfillment of closing conditions including applicable regulatory and provincial approvals. The Company continues to develop the process of assignment or reversion of the remaining assets available for sale, as well as compliance with the closing conditions indicated above. Considering the elements of judgment available at such date, the Company expects to comply with the plan within the terms and conditions duly approved by the Board of Directors of the Company on February 29, 2024. See Note 9.

On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, authorizing the assignment of 100% of YPF’s rights in the “Escalante - El Trébol” exploitation concession in favor of PECOM SERVICIOS ENERGIA S.A.U. (“PECOM”) and subjecting the extension of such concession to the fulfillment of certain conditions by YPF and by PECOM. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS

35.a) Regulations applicable to the hydrocarbon industry

Updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

35.a.1) Hydrocarbons Law

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Hydrocarbons Law, as described below:

-	Establishes that international trade of hydrocarbons will be free, according to the terms and conditions established by the PEN.

-

Establishes that exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection. The effective exercise of this right will be subject to regulations issued by the PEN, which, among other aspects, must consider: (i) the usual requirements related to the access to technically proven resources; and (ii) that the eventual objection of the SE may only be formulated within 30 days of being informed of the exports to be made, and must be based on technical or economic reasons related to the security of supply.

-	Incorporates hydrocarbon processing and natural gas storage activities, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-	Changes the legal figure of “transport concession” to the figure of “transport authorization”.

-

Establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Base Law will continue to be governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Determines that in exploitation concession bidding processes the royalties to be paid to the application authority will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage to be chosen by the bidder.

-

Other modifications establish that: (i) the request for conversion of a conventional exploitation concession into a non-conventional exploitation concession will only be available until December 31, 2028 and its term will be 35 years without extensions; (ii) for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law; (iii) owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from the same to subsequent industrialization or commercialization process centers and/or facilities; (iv) those authorized to process hydrocarbons must process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities; and (v) the fee for each square kilometer or fraction thereof that a holder of an exploration permit must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

35.b) Regulations applicable to the Downstream business segment

During the nine-month period ended September 30, 2024, there were no significant updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.c) Regulations applicable to the Gas and Power business segment

Updates to the regulatory framework described in Note 35.c) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

35.c.1) Transportation, distribution and commercialization of natural gas

Through the Bases Law (see Note 35.j)), amendments were incorporated in relation to the Gas Law, as described below:

-	The PEN is entrusted with regulating natural gas exports following the same terms and conditions as for liquid hydrocarbon exports as described in Note 35.a.1).

-	Establishes a special regime for long-term firm export authorizations for liquefied natural gas.

-	Incorporates the figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs”.

-	Contemplates the possibility for the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

-	Creates the “Ente Nacional Regulador del Gas y la Electricidad”, which will replace and assume the functions of the “Ente Nacional Regulador de la Electricidad” (“ENRE”) and ENARGAS.

35.c.2) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 3, 2024, ENARGAS Resolution No. 120/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date, and the tariff update formula applicable on such transition tariff tables as from May 2024. On May 27, 2024, the tariff updates corresponding to May, June and July 2024 were postponed by instruction of the SE to ENARGAS, which generated an objection by Metrogas to such instructions.

On June 6, 2024, ENARGAS Resolution No. 260/2024 was published in the BO, approving the transition tariff tables and rates and charges for services to be applied by Metrogas as from such date. See Note 35.d).

On November 4, 2024, ENARGAS Resolution No. 737/2024 was published in the BO, approving the transition tariff charts to be applied by Metrogas to the consumption made as from the date. See Note 35.d).

These transition measures will remain in force until the rates resulting from the RTI come into force, in accordance with the provisions of Decree No. 55/2023.

35.d) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On March 27, 2024, SE Resolution No. 41/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On 5 June 2024, SE Resolution No. 93/2024 was published in the BO, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published in the BO, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 35.c.2).

Bottle-to Bottle Program

On August 19, 2024, SE Resolution No. 216/2024 was published in the BO, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with a reference price system (without ceiling).

35.e) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.j)) created the RIGI, regulated by Decree No. 749/2024 published in the BO on August 23, 2024, General Resolution No. 1,074/2024 of the Ministry of Economy published in the BO on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published in the BO on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the application authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the application authority.

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

35.f) Tax regulations

Updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On September 2, 2024, Decree No. 777/2024 was published in the BO, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

35.g) Custom regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35.  MAIN REGULATIONS (cont.)

On July 1, 2024, AFIP General Resolution No. 5,520/2024 was published in the BO, which extend, until December 31, 2024, the provisions established of AFIP General Resolution No. 5,339/2023, as amended (see Note 35.f.2) to the annual consolidated financial statements).

35.h) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

On April 18, 2024, the BCRA issued Communication “A” 7,994 which allows the possibility of applying the collection of exports to the payment of capital and interest on financial debts abroad that are settled in the Foreign Exchange Market from April 19, 2024 and as long as the following conditions are met: (i) the average life of the debt is not less than 3 years; and (ii) the first capital payment is not made before the year it was entered and settled in the Foreign Exchange Market; and established the possibility of not filing for the BCRA’s prior approval process more than 3 days before the maturity of the capital and interest for access to the Foreign Exchange Market when debt payments abroad are anticipated and as long as the following conditions are met: (i) the access occurs simultaneously with the settlement of a new financial debt granted by a local financial entity from a line of credit from abroad as of April 19, 2024; (ii) the average life of the new debt is greater than the average remaining life of the anticipated debt; and (iii) the accumulated amount of principal maturities of the new indebtedness does not exceed the accumulated amount of principal maturities of the anticipated debt.

On June 28, 2024 the BCRA issued Communication “A” 8,055 that established financial entities may give access to the Foreign Exchange Market for the cancellation in the country or abroad of principal and interest of debt securities denominated in foreign currency, as long as such securities have been fully subscribed abroad and the funds obtained have been settled in the Foreign Exchange Market.

On July 4, 2024 the BCRA issued Communication “A” 8,059 by means of which the requirement of prior conformity by the BCRA is eliminated to make payments through the Foreign Exchange Market to foreign related counterparties for the following concepts: (i) interests on commercial debts for the import of goods and services whose maturity date are from July 5,2024; (ii) interest on other commercial debts; and (iii) interest on financial indebtedness. In (ii) and (iii) above, access to the Foreign Exchange Market must comply with certain requirements set forth in the aforementioned Communication.

On September 19, 2024 the BCRA issued Communication “A” 8,108 which it establishes new requirements for the access to the Foreign Exchange Market: (i) it reduces the term from 180 days to 90 days for transactions with securities issued under foreign legislation; (ii) it allows the transfer of securities to foreign entities for the purpose of participating in a process of repurchase of debt securities; and (iii) it allows access to the Foreign Exchange Market to acquire from a foreign investor equity interests in resident companies when the applicable regulatory requirements set forth in the aforementioned Communication.

On October 3, 2024, the BCRA issued Communication “A” 8,112 establishing dispositions for the refinancing, repurchase or redemption of debt, enabling payments in foreign currency of premiums, interest and expenses through the Foreign Exchange Market when certain requirements set forth in such Communication are met.

On October 17, 2024, the BCRA issued Communication “A” 8,118 reducing the term for access to the Foreign Exchange Market to 30 calendar days for the payment of imports of goods that do not have a particular treatment previously determined.

On October 31, 2024, the BCRA issued Communication “A” 8,122 allowing immediate access to the Foreign Exchange Market for the payment of freight for export operations under the conditions established in said Communication. It should be mentioned that, prior to this Communication, it was necessary to wait 30 calendar days from the arrival of the goods at destination to make such payment to the non-resident.

35.i) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

Updates to the regulatory framework described in Note 35.h) to the annual consolidated financial statements for the nine-month period ended September 30, 2024, are described below:

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023, and, as of the date of issuance of these condensed interim consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress.

35.j) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”)

On July 8, 2024, the Bases Law was published in the BO, which introduces several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.e)); and (vii) a labor and union reform.

35.k) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of September 30, 2024, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 555.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot No. 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect corresponding to the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares”, which is included within “Other comprehensive income” in the statement of changes in shareholder’s equity:

	For the nine-month periods ended September 30,
	2024	2023
Balance at the beginning of the fiscal year	3,163,700	686,343
Other comprehensive income	637,624	678,010

Balance at the end of the period	3,801,324	1,364,353

As of September 30, 2024 and 2023, the translation effect corresponding to the “Issuance premiums” account amounts to 619,513 and 223,008, respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35.  MAIN REGULATIONS (cont.)

In addition as of September 30, 2024 and 2023, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (61,628) and (18,258), respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information in the table below details the balances with associates and joint ventures as of September 30, 2024:

	September 30, 2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,526	15,478	-	4,303	37,126	-
Profertil	-	185	28,691	-	-	32,940	-
MEGA	-	-	78,077	-	-	4,263	19,672
Refinor	-	-	12,959	-	3,853	895	-
OLCLP	-	44	221	-	-	3,621	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	5	-	-	3,137	-
OTC	-	-	-	-	-	-	-

	-	3,755	135,431	-	8,156	81,982	19,672

Associates:
CDS	-	53	1	-	-	-	-
YPF Gas	-	1,456	18,153	-	-	2,270	-
Oldelval	117,069	4,344	67	-	4,984	11,703	-
Termap	-	-	-	-	-	2,916	-
GPA	-	-	-	-	-	1,934	-
Oiltanking	25,661	-	26	-	552	4,034	-
Gas Austral	-	-	405	-	-	16	-

	142,730	5,853	18,652	-	5,536	22,873	-

	142,730	9,608	154,083	-	13,692	104,855	19,672

The information in the table below details the balances with associates and joint ventures as of December 31, 2023:

	December 31, 2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract assets
	Non-Current	Current	Current	Non-Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,687	4,084	2,826	-	31,595	-
Profertil	-	306	11,569	-	-	12,366	-
MEGA	-	-	12,183	-	-	116	2,209
Refinor	-	-	10,045	-	3,116	930	-
OLCLP	-	222	-	-	-	1,775	-
Sustentator	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	3	35	-	-	1,017	-
OTC	-	-	-	-	-	675	-

	-	4,218	37,916	2,826	3,116	48,474	2,209

Associates:
CDS	-	199	2	-	-	-	-
YPF Gas	-	921	4,615	-	-	477	-
Oldelval	34,964	-	26	3,425	-	7,798	-
Termap	-	-	-	-	-	1,895	-
GPA	-	-	-	-	-	1,183	-
Oiltanking	-	-	99	487	-	3,273	-
Gas Austral	-	-	132	-	-	6	-

	34,964	1,120	4,874	3,912	-	14,632	-

	34,964	5,338	42,790	6,738	3,116	63,106	2,209

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information in the table below details the transactions with associates and joint ventures for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month periods ended September 30,
	2024			2023
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	19,495	73,170	305	5,441	23,668	111
Profertil	72,323	87,240	89	15,138	28,084	16
MEGA	261,682	7,692	21	56,665	611	268
Refinor	49,242	7,471	833	17,175	4,900	26
OLCLP	631	9,228	-	179	2,686	-
Sustentator	-	-	-	293	3	-
CT Barragán	6	-	-	3	-	-
OTA	24	13,131	-	67	1,417	-
OTC	-	39	-	-	743	-

	403,403	197,971	1,248	94,961	62,112	421

Associates:
CDS	140	-	9	1	-	-
YPF Gas	45,145	2,625	(126)	10,684	1,380	115
Oldelval	387	42,384	14	79	12,124	10
Termap	-	16,056	-	-	4,147	-
GPA	-	14,915	-	-	2,959	-
Oiltanking	62	21,464	-	13	5,105	-
Gas Austral	2,319	15	-	546	9	1

	48,053	97,459	(103)	11,323	25,724	126

	451,456	295,430	1,145	106,284	87,836	547

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s clients and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2024	December 31, 2023	For the nine-month periods ended September 30,
Client / Suppliers	Ref.			2024	2023
SGE	(1) (16)	98,536	18,443	135,617	46,605
SGE	(2) (16)	4,990	1,835	5,094	1,388
SGE	(3) (16)	167	167	-	-
SGE	(4) (16)	16,009	3,250	16,224	2,687
SGE	(5) (16)	6,813	6,813	-	-
Ministry of Transport	(6) (16)	796	1,225	3,610	4,634
AFIP	(7) (16)	-	16,336	-	7,562
Secretary of Industry	(8) (16)	-	-	-	132
CAMMESA	(9)	77,290	47,845	318,165	76,655
CAMMESA	(10)	(8,206)	(2,725)	(40,500)	(9,639)
ENARSA	(11)	153,502	20,075	180,067	32,860
ENARSA	(12)	(88,738)	(49,640)	(59,431)	(21,321)
Aerolíneas Argentinas S.A.	(13)	34,526	34,653	219,454	66,677
Aerolíneas Argentinas S.A.	(14)	(14)	-	(13)	(262)
Agua y Saneamientos Argentinos S.A.	(15)	-	1,926	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. See Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that Natural Gas Distribution Service by Networks licensed companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price. See Note 36 to the annual consolidated financial statements.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA. See Note 36 to the annual consolidated financial statements.
(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Sales of assets held for disposal.
(16)	Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”. See Note 2.b.12) to the annual consolidated financial statements.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029, 2030 and 2038, BCRA bonds, and bonds issued by the National Government identified as investments in financial assets (see Note 15). Additionally, the Group holds BCRA bills identified as cash and cash equivalents (see Note 16).

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 341,503 and 90,788, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2024 and December 31, 2023 amounts to 81,558 and 31,003, respectively. See Note 36 to the annual consolidated financial statements.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which establishes an exceptional, transitory and unique payment regime for the balance of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructs CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Goverment to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of September 30, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 34,218 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) to the annual consolidated financial statements), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 22,569 and 6,691, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2024 and 2023:

	For the nine-month periods ended September 30,
	2024	2023
Short-term benefits (1)	19,112	3,137
Share-based benefits	6,379	182
Post-retirement benefits (2)	529	120
Termination benefits	-	112

	26,020	3,551

(1)	Does not include social security contributions of 4,323 and 704 for the nine-month periods ended September 30, 2024 and 2023, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to U$S 28 million and U$S 10 million for the nine-month periods ended September 30, 2024 and 2023, respectively.

In relation to the compensation accrued corresponding to the key personnel of YPF’s administration, and considering the unification of the positions of President and CEO, approved by the Shareholder Meeting of January 26, 2024, the Company reorganized the structure and positions dependent on the President and CEO, restructuring the Executive Committee’s Vice Presidencies (“VPs”) into 14, including the re-categorization of 3 Executive Managers Departments as VPs and removing 11 advisors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

In addition, the Company performed an external benchmark analysis of the Board of Directors’ fees and compensation of first-line executives. The conclusions were presented to the Compensation and Nomination Committee and, as a result, the components of the total compensation package were aligned with YPF’s strategic plan and market standards for local and international listed companies of similar magnitude.

As detailed in Note 37, a “Value Generation Plan” applicable to eligible members of YPF’s Management and a variable compensation based on results (“CVR”) which applies to 100% of the Company’s employees, with the exception of the President and CEO and commercial agents, were implemented.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 2,890 and 667 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Performance bonus programs

These programs cover certain of the Group’s personnel and are paid in cash. These bonuses are mainly based on compliance with VPs and related management objectives. They are calculated considering the annual compensation of each employee and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable bonus program based on corporate results (“CVR”) was implemented. This will be paid based on the Group’s net profit before income tax, if it is positive.

The amount charged to expense related to the performance bonus programs was 152,788 and 31,284 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Share-based benefit plans

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this Plan, the Company granted 4.6 million performance stock appreciation rights (“PSARs”) to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company with the support of a management consulting firm (Mercer) which advised on its design and implementation.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37.  EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

As of September 30, 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 9.89 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

The amount charged to expense in relation with Value generation Plan was 6,762 for the nine-month period ended September 30, 2024.

The amount charged to expense in relation with the remainder of the share-based plans was 4,119 and 392 to be settled in equity instruments, and 8,395 and 3,411 to be settled in cash, for the nine-month periods ended September 30, 2024 and 2023, respectively.

Note 2.b) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2024				December 31, 2023
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	157		967.50	151,799	50		805.45	40,113
Bolivian peso	14		139.01	1,938	7		115.73	805
Trade receivables
U.S. dollar	30		967.50	28,766	30		805.45	23,948
Investments in financial assets
U.S. dollar	-		-	-	8		805.45	6,738

Total non-current assets				182,503				71,604

Current assets
Other receivables
U.S. dollar	95		967.50	91,651	133		805.45	107,475
Euro	-	(2)	1,078.09	109	-	(2)	889.38	51
Yen	4		6.76	28	-		-	-
Chilean peso	9,690		1.00	9,690	16,550		0.90	14,895
Real	16		177.87	2,846	7		166.69	1,167
Swiss franc	-	(2)	1,145.18	344	-		-	-
Trade receivables
U.S. dollar	744		967.50	719,409	429		805.45	345,585
Euro	-	(2)	1,078.09	63	-	(2)	889.38	17
Yuan	13,566		1.00	13,566	9,844		0.90	8,860
Chilean peso	51		177.87	9,071	60		166.69	10,001
Real	-		-	-	-		-	-
Investments in financial assets
U.S. dollar	319		967.50	308,512	217		805.45	174,687
Cash and cash equivalents
U.S. dollar	513		967.50	496,720	943		805.45	759,396
Chilean peso	4,845		1.00	4,845	1,790		0.90	1,611
Real	4		177.87	711	2		166.69	333

Total current assets				1,657,565				1,424,078

Total assets				1,840,068				1,495,682

Non-current liabilities
Provisions
U.S. dollar	667		970.50	647,497	2,611		808.45	2,111,131
Real	9		177.87	1,601	10		166.69	1,667
Contract liabilities
U.S. dollar	31		970.50	30,461	-		-	-
Salaries and social security
U.S. dollar	7		970.50	7,103	-		-	-
Lease liabilities
U.S. dollar	289		970.50	280,905	324		808.45	261,770
Loans
U.S. dollar	6,833		970.50	6,631,120	6,659		808.45	5,383,420
Real	19		177.87	3,380	6		166.69	1,000
Other liabilities
U.S. dollar	71		970.50	69,194	112		808.45	90,185
Accounts payable
U.S. dollar	4		970.50	4,128	4		808.45	3,353

Total non-current liabilities				7,675,389				7,852,526

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	2,200		970.50	2,135,544	-		-	-
Provisions
U.S. dollar	186		970.50	180,210	151		808.45	122,005
Contract liabilities
U.S. dollar	7		970.50	6,900	-		-	-
Income tax
Real	5		177.87	889	5		166.69	833
Taxes payable
Chilean peso	-		-	-	4,476		0.90	4,028
Real	5		177.87	889	9		166.69	1,500
Salaries and social security
U.S. dollar	58		970.50	55,918	10		808.45	7,715
Chilean peso	-		-	-	896		0.90	806
Real	3		177.87	534	2		166.69	333
Lease liabilities
U.S. dollar	296		970.50	286,862	340		808.45	274,822
Loans
U.S. dollar	1,790		970.50	1,736,730	1,366		808.45	1,104,012
Chilean peso	-		-	-	896		0.90	806
Real	26		177.87	4,625	37		166.69	6,168
Other liabilities
U.S. dollar	181		970.50	175,434	122		808.45	98,476
Accounts payable
U.S. dollar	1,215		970.50	1,178,996	1,270		808.45	1,026,712
Euro	15		1,083.85	16,406	16		894.71	14,760
Pound sterling	-	(2)	1,299.04	7	-	(2)	1,029.86	115
Yen	6		6.79	43	9		5.74	53
Yuan	3		141.87	483	-		-	-
Swiss franc	-	(2)	1,150.29	15	-	(2)	963.12	115
Chilean peso	2,907		1.00	2,907	4,476		0.90	4,028
Real	62		177.87	11,077	44		166.69	7,381

Total current liabilities				5,794,469				2,674,668

Total liabilities				13,469,858				10,527,194

(1)  Exchange rate as of September 30, 2024 and December 31, 2023 according to the BNA.

(2)  Registered value less than 1.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. SUBSEQUENT EVENTS

On October 10, 2024, the Company issued in the local market Class XXXII NO, denominated and payable in U.S. dollars and in Argentina at a fixed interest rate of 6.5%, and Class XXXIII NO, denominated and payable in U.S. dollars overseas at a fixed interest rate of 7%, both maturing in 48 months, for U$S 125 million and U$S 25 million, respectively.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of September 30, 2024, should have been considered in such financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 7, 2024.

HORACIO DANIEL MARÍN President